Exhibit 99.1

15

Years Since IPO

# 2023 Notice and Management Information Circular

Franco Nevada

The GOLD Investment that WORKS

Dear Shareholders:

March 17, 2023

Our diversified portfolio of cash-flow producing assets provides our shareholders exposure to production growth and exploration optionality from high quality mineral and energy deposits in many of the world's most prospective resource trends. We believe combining a lower-risk gold investment, a strong balance sheet and progressive dividends is the right mix to appeal to investors seeking to hedge market instability.

Franco-Nevada achieved record revenues in 2022 driven by the sharp run-up in energy prices following the invasion of Ukraine. While global inflation surged, our Adjusted EBITDA Margin(1) actually expanded slightly, as our top-line business model is largelyinsulated against inflation. Our business continued to deliver consistent performance and we generated record Adjusted EBITDA(1) and Adjusted Net Income(1) during the year. Exploration success on our properties continued to fuel our organic growth, with the expansion of the Detour Lake orebody being the most recent highlight.

Our shareholders have realized a compound annual growth rate greater than 17% since our initial public offering in late 2007. Earlier this year, we made our 16th consecutive dividend increase and cumulative dividends now exceed US$1.9 billion. At year-end, our market capitalization exceeded US$26 billion, ranking Franco-Nevada among the largest gold companies in the world.

Our shareholders rely on us to allocate capital to responsible mining operations, making ESG a critical part of our transaction due diligence. We also encourage our operators to adopt responsible operating principles and partner with them to fund programs to benefit their local communities. Our goal each year is to improve the transparency of our reporting on these initiatives. We are proud to have received a “Global 50 Top-Rated” ESG score for 2023 from Sustainalytics, which places us among a select group of all the companies that Sustainalytics ranks globally.

We operate our business with a small team of 40 people and have kept overhead low while our revenue and asset base have grown substantially. Our success is a result of a highly capable team and the guidance of an experienced and engaged Board of Directors. They have a material stake in the business and think like owners. We are delighted by the growing diversity of our team and are confident of achieving our goal of at least 40% diverse representation at the Board and senior management level as a group by 2025.

David Harquail and Paul Brink at the Cobre Panama mine, November 2022

We are convinced of the long-term investment appeal of gold and believe the tapering off of reserve bank rate hikes combined with continued global tensions will be a strong tailwind for gold in 2023.

Thank you for your ongoing trust and support.

“David Harquail”“Paul Brink”

Chair of the BoardPresident & CEO

Note

(1)Please refer to Schedule “B” Non-GAAP Financial Measures.

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Notice of Annual and Special Meeting of Shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Tuesday, May 2, 2023

Time:	4:00 p.m. (Toronto time)

Venue:	Virtually at https://web.lumiagm.com/432797612 and in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2

Items of Business:	✓	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2022, together with the auditors’ report thereon;

	✓	to elect the directors of the Corporation;

✓

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	✓	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

	✓	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular (the “Circular”) dated March 17, 2023 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Hybrid Meeting

The Corporation plans on holding a hybrid meeting this year. The online meeting will be via live webcast at https://web.lumiagm.com/432797612 and in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2. Registered shareholders and their duly appointed proxyholders can attend, submit questions and vote at the Meeting. Non-registered or beneficial shareholders must appoint themselves (or someone to attend on their behalf) as proxyholder in order to be able to vote at the Meeting. Otherwise, such non-registered or beneficial shareholders will only be able to attend as a guest. Detailed instructions on how to participate in the Meeting (either virtually or in person) are provided in the attached Circular. It is possible that changes to the date, time or location/format of the Meeting may be required. We will announce any changes or updates in respect of our Meeting on our website or by press release.

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Notice and Access

The Corporation is using the notice and access procedure (“Notice and Access”) adopted by the Canadian Securities Administrators for the delivery of the Circular. Under Notice and Access, shareholders are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Circular, shareholders receive this notice of meeting which contains information on how to access the Circular electronically. Notice and Access reduces costs and is more environmentally friendly as it reduces the printing and mailing of documents.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the Meeting. Shareholders are reminded to review all information contained in the Circular prior to voting.

For more information about Notice and Access procedures, please call toll-free at 1-866-964-0492.

Websites Where Meeting Materials are Posted

The Circular is available on the following Notice and Access website hosted by Computershare Investor Services Inc. (Canada): www.envisionreports.com/franco-nevada2023. The Circular is also available on the Corporation’s website, www.franco-nevada.com, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Circular be sent to them by post delivery free of charge. Requests may be made up to one year from the date that the Circular is posted on the Corporation’s website. Prior to the Meeting, shareholders may request a paper copy of the Circular by calling the applicable toll-free number set out below and a copy will be mailed within three business days of receiving such request:

For registered shareholders: 1-866-962-0498 within North America and 1-514-982-8716 from outside North America. The 15-digit control number found on the proxy form will be required

For beneficial shareholders: 1-877-907-7643 within North America and 1-303-562-9305 from outside North America or you may electronically submit a request at www.proxyvote.com. The 16-digit control number found on the voting instruction form will be required

If a shareholder wishes to receive the Circular prior to the voting deadline as described below, the request should be made before 5:00 p.m. (Toronto time) on April 18, 2023.

After the Meeting, shareholders may request a paper copy of the Circular by calling 1-844-916-0609 within North America and 1-303-562-9305 from outside North America and a copy will be mailed within ten calendar days of receiving such request.

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Voting

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 14, 2023 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof. Please read the attached Circular carefully as it provides instructions on how shareholders can vote by proxy or virtually.

To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on April 28, 2023 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 17th day of March, 2023.

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PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held by live webcast at https://web.lumiagm.com/432797612 and in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2 on Tuesday, May 2, 2023, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 14, 2023 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

How do I vote?

Registered Shareholders

You are a Registered Shareholder if you hold your shares in your own name. A Registered Shareholder may vote via proxy in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via proxy and also vote at the Meeting, your voting instructions received via proxy will be revoked.

Beneficial Shareholders

You are a Beneficial Shareholder if your shares are not held in your own name and are held through your broker, investment dealer, bank, trust company, custodian or clearing agency, nominee or other intermediary. A Beneficial Shareholder may vote via VIF (as defined below) in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via VIF and also vote at the Meeting, your voting instructions received via VIF will be revoked.

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Voting in advance of the Meeting via proxy or VIF

Registered Shareholder - Voting by Proxy

Registered Shareholders will receive a proxy form which can be completed in advance of the Meeting and provide voting instructions. The proxy form can be completed by mail, telephone or via the internet. The proxy form provides detailed instructions on how to use any of these voting options.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. You have the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on your behalf at the Meeting.

If you submit a proxy without specific voting instructions, your shares will be voted FOR each of the matters referred to herein.

A shareholder who has given a proxy may revoke it:

(i)	by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:
a.	at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or
b.	at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1; or
(ii)	in any other manner permitted by law.

Beneficial Shareholder – Voting by VIF

Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that a proxyholder is duly appointed to attend the Meeting.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and the VIF can be completed by mail, telephone or via the internet.  The VIF provides detailed instructions on how to use any of these voting options.

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Voting at the Meeting

Registered Shareholders

Virtually

If you are a Registered Shareholder and wish to virtually vote at the Meeting instead of via proxy you should go to https://web.lumiagm.com/432797612 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number along with the password “franco2023”. Please follow the prompts provided once you have logged into the Meeting.

In Person

If you are a Registered Shareholder and wish to vote in person at the Meeting instead of via proxy, you should register with Lumi when you arrive at the Meeting.

If you are a Registered Shareholder and wish to appoint someone to attend as your proxyholder, please refer to “Voting by Proxyholder” below.

Beneficial Shareholders

If you are a Beneficial Shareholder and you wish to attend and vote (either virtually or in person) at the Meeting or appoint someone to attend as your proxyholder, please refer to “Voting by Proxyholder” below.

Voting by Proxyholder

Virtually

There is a two-step process that must be completed for any Registered or Beneficial Shareholder that wishes to appoint a proxyholder (other than the named Management Appointees) to virtually represent and vote on such shareholder’s behalf at the Meeting. Specifically, the following two steps need to be completed:

(1)	You must follow the instructions provided in the proxy (in the case of Registered Shareholders) or VIF (in the case of Beneficial Shareholders) to appoint your proxyholder. You may appoint yourself or a third party that does not need to be a shareholder.
(2)	Once you have submitted your proxy or VIF with your new proxyholder, you must register your proxyholder at https://www.computershare.com/FrancoNevada by April 28, 2023 and provide the necessary contact information for your proxyholder so that Computershare may provide the proxyholder with a username via email.

Failure to complete both steps outlined above will result in the proxyholder not receiving a username to participate in the Meeting.

If you are a proxyholder, go to https://web.lumiagm.com/432797612 prior to the start of the Meeting to login. Click on “I have a login” and enter your username along with the password “franco2023”. Please follow the prompts provided once you have logged into the Meeting.

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In Person

If you are a Beneficial Shareholder and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend in person and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

Guests

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. If you wish to simply attend the Meeting, please go to https://web.lumiagm.com/432797612 prior to the start of the Meeting and click on “I am a guest” and complete the online form or attend in person at Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2 and register as a guest.

Q&A at the Meeting

Attendees at the Meeting will have the opportunity to submit questions either virtually or in person.

Notice and Access

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders of our common shares using Notice and Access, the delivery procedures that allow the Corporation to send shareholders paper copies of a Notice of Meeting and form of proxy (or VIF) while providing shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice of Meeting delivered to you.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 17, 2023.

Voting Securities and Principal Holders Thereof

As at March 17, 2023, there were 191,892,691 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons or companies beneficially owning, or exercising control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ or C$ refers to the Canadian dollar, unless otherwise indicated.

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BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2022 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that nine directors be elected to the board of directors of the Corporation (the “Board”). Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information on the director nominees, director compensation and our corporate governance practices, please refer to pages 10 to 44 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting which was revised on November 6, 2022. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then such nominee (the “Unelected Nominee”) will not have been elected to the Board and there will be no need for the Unelected Nominee to tender his or her resignation. Notwithstanding the foregoing sentence, an Unelected Nominee may continue in office until the earlier of: (i) the 90th day after such Unelected Nominee failed to receive a majority vote, or (ii) the day on which the Unelected Nominee’s successor is appointed or elected. An Unelected Nominee cannot be appointed by the Board to fill a vacancy before the next meeting of shareholders, unless the appointment would enable the Corporation to comply with the applicable minimum director requirement and/or to satisfy Canadian director residency requirements. In the event the Board decides to subsequently appoint an Unelected Nominee, the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for the reappointment, if applicable. This policy does not apply to a contested meeting.

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Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the years ended December 31, 2022 and 2021, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2022	Dec 31, 2021

Audit Fees	C$1,045,868	C$917,348

Audit-Related Fees	C$22,000	C$30,000

Tax Fees	C$50,410	C$118,246

Other Fees	C$18,869	C$17,663

Total Fees	C$1,137,147	C$1,083,257

Note

Audit fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.

For the years ended December 31, 2022 and 2021, “Audit-Related Fees” noted above are fees incurred for the French translation of documents, “Tax Fees” are fees incurred for tax compliance, planning, and audit support services, and “Other Fees” are fees incurred for the completion of agreed upon procedures regarding the amounts of silver delivered under the Antamina stream.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (the “ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in

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such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; (j) expert services; and (k) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 17, 2023.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the Compensation and ESG Committee (the “CESGC”). However, the Board and, in particular, the CESGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2022. This advisory vote indicated “for” 145,191,651 (97.13%) and “against” 4,284,768 (2.87%). For further information on the Corporation’s approach to executive compensation, please refer to pages 45 to 83 of this Circular.

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BOARD AND GOVERNANCE HIGHLIGHTS

The following table sets out certain highlights in respect of our Board, committees, governance and other best practices:

✓	Board Members*	● 33% gender diversity
● 78% independent
✓	Committee Highlights	● 100% independent members
● Composition of each Committee refreshed for 2023
● CESGC mandate specifically includes ESG and review of all related-party transactions
● ARC mandate includes oversight of climate-related risks
✓	Governance Highlights	● Split Chair/CEO roles
● Independent Lead Director
● Significant Board refreshment over past four years as part of orderly, planned succession
● Board engagement with shareholders policy
● Regular continuing education provided
✓	Alignment with Shareholders	● Director compensation primarily share based
● Share ownership requirements for directors
● Share ownership by directors significantly above requirements of ownership policy
● No grant of stock options to directors
✓	Diversity	● Diversity goal of at least 40% diverse representation at Board and senior management level as a group by 2025
✓	Expertise	● Recognized experts across numerous disciplines as set out in the table below

% OF BOARD WITH EXPERTISE
✓	Mining	● 100%
✓	Energy	● 56%
✓	Accounting & Finance	● 100%
✓	Risk Management	● 100%
✓	Cybersecurity	● 67%
✓	HR & Compensation	● 100%
✓	Corporate Governance	● 100%
✓	ESG	● 100%
✓	Climate Change	● 67%
✓	Public Company Boards	● 100%
✓	Public Company Management	● 100%
✓	Legal & Regulatory	● 78%

*Following the Meeting

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CESGC, as applicable; their attendance at Board meetings; their attendance at ARC and CESGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other public board and committee memberships (including interlocks), all as at March 17, 2023.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

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David Harquail(1)

David Harquail is Chair of the Board. In this capacity, Mr. Harquail provides leadership to the Board of Directors in discharging their duties but is not involved in the day-to-day operations of the Corporation. For further details, please see “Statement of Governance Practices – Chair of the Board”. Mr. Harquail was the founding CEO of the Corporation. Prior to his appointment as Chair in May 2020, Mr. Harquail served as the Corporation’s CEO for more than 13 years since its initial public offering in 2007. He serves as a director of the Bank of Montreal, as a governor of Laurentian University in Sudbury, as a director of the Prospectors & Developers Association of Canada and is a past director and former Chair (2017-2020) of the World Gold Council. He has also held senior executive roles and served as a director of numerous public mining companies and has been actively involved in industry organizations. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Nov 13, 2007	Common		Common Shares		Common Shares,
Age: 66	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	939,205	3,629	C$185,842,010	Nil	C$185,842,010
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board			Board Meetings Attended in 2022: 10 of 10 – 100%
(Former CEO)			Mr. Harquail regularly attends meetings of the committees
Committee Memberships: None			of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			142,811,192	(95.54%)	6,665,241	(4.46%)
2021			121,608,912	(98.47%)	1,893,278	(1.53%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Bank of Montreal			Audit and Conduct Review | Risk Review

Paul Brink(1)

Paul Brink is President & CEO and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its initial public offering in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. Mr. Brink is active with a number of not-for-profit organizations. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Toronto, ON, Canada	Securities Held
Director Since:	Common	At-Risk Value of			Options(5)
May 6, 2020	Shares(2)	Common Share and RSUs(4)			180,246
Age: 55	232,215	Aggregate of:
		(i) C$45,771,899 (232,215 Common Shares);			At-Risk Value of
	RSUs(3)(7)	(ii) C$5,106,726 (25,908 Performance-based			Common Shares,
	34,724	RSUs); and (iii) C$1,737,722			RSUs and Options(6)
		(8,816 Time-based RSUs)			C$73,178,638
Board and Committee Positions		Membership and Attendance
Non-Independent Member of the Board		Board Meetings Attended in 2022: 10 of 10 – 100%
(President & CEO)		Mr. Brink regularly attends meetings of the committees
Committee Memberships: None		of which he is not a member.
Annual and Special Meeting Voting Results		Votes in Favour		Votes Withheld
2022		148,454,011	(99.32%)	1,022,422	(0.68%)
2021		123,128,033	(99.70%)	374,157	(0.30%)
Current Other Public Board Memberships		Current Committee Memberships on Other Public Boards
None		None

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Tom Albanese(1)

Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto PLC and Rio Tinto Limited (2007 to 2013). Mr. Albanese is also a director of CoTec Holdings Corp. and is a director and Chair of the Committee of Independent Directors of Nevada Copper Corp. He previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto PLC, Rio Tinto Limited, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Aug 8, 2013	Common		Common Shares		Common Shares,
Age: 65	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	29,473	16,686	C$9,098,400	37,500	C$14,758,650
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2022: 10 of 10 – 100%
Committee Memberships: ARC			ARC Meetings Attended in 2022: 4 of 4 – 100%
Mr. Albanese regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			149,164,622	(99.79%)	311,811	(0.21%)
2021			123,434,285	(99.95%)	67,905	(0.05%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Nevada Copper Corp. CoTec Holdings Corp.			Compensation | Health, Safety, Environment and Technical | Independent Directors (Chair) | Sustainability Investment

Derek W. Evans(1)

Derek Evans is President & CEO of MEG Energy Corp. and is a director of Franco-Nevada. He served as President and CEO and a director of Pengrowth Energy Corporation from 2009 until March 15, 2018. Mr. Evans has over 41 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and is a board member of MaRS (an innovation hub). Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Calgary, AB, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Aug 8, 2008	Common		Common Shares		Common Shares,
Age: 66	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	14,847	25,234	C$7,900,366	Nil	C$7,900,366
Board and Committee Positions			Membership and Attendance
Lead Independent Director of the Board			Board Meetings Attended in 2022: 10 of 10 – 100%
Committee Memberships: CESGC			CESGC Meetings Attended in 2022: 7 of 7 – 100%
(Chair Designate)(8)			Mr. Evans regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			137,580,040	(92.04%)	11,895,193	(7.96%)
2021			120,329,491	(97.43%)	3,172,699	(2.57%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
MEG Energy Corp.			None

12

(1)
Catharine Farrow(1)

Catharine Farrow is a director of Franco-Nevada. She is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO) and has more than 30 years of mining industry experience. She also serves as a director of Centamin plc and of Eldorado Gold Corporation and is lead director of Aclara Resources Inc. She is also active in the mining industry in both private companies and academia. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc. Dr. Farrow has served on the board of a number of not-for-profit and government Advisory Boards. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000) and the Distinguished Alumni Award from the Acadia Alumni Association (2020). Dr. Farrow obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University. She also holds the ICD.D designation.

Sudbury, ON, Canada
Director Since:			At-Risk Value of		At-Risk Value of
May 6, 2015	Common		Common Shares		Common Shares,
Age: 58	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	301	15,664	C$3,146,861	20,000	C$5,915,661
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2022: 8 of 8 - 80%(10)
Committee Memberships: ARC(9)			CESGC Meetings Attended in 2022: 7 of 7 - 100%(9)
Dr. Farrow regularly attended ARC meetings prior to her
appointment to the ARC.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			144,777,230	(96.86%)	4,699,203	(3.14%)
2021			122,290,731	(99.02%)	1,211,459	(0.98%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Centamin plc Eldorado Gold Corporation Aclara Resources Inc.			Audit & Risk | Sustainability (Chair) | Technical Compensation | Sustainability | Technical (Chair) Audit | Sustainability | Technical

(1)
Maureen Jensen(1)

Maureen Jensen is a director of Franco-Nevada. She served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was previously the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice-President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is Chair of Canada’s Ombudsman for Banking Services and Investments, is a director of the NEO Exchange, and is also active in other not-for-profit organizations including as Chair of The Prosperity Project and as a Public Governor of FINRA in the United States. In 2022, Ms. Jensen was inducted into the Canadian Mining Hall of Fame. Ms. Jensen is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO), holds the ICD.D and GCB.D designations, has a BSc, Doctor of Laws (Honoris Causa) and is a member of the Investment Industry Hall of Fame.

Thornbury, ON, Canada
Director Since:			At-Risk Value of		At-Risk Value of
May 6, 2020	Common		Common Shares		Common Shares,
Age: 66	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	4,323	C$852,107	Nil	C$852,107
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2022: 10 of 10 – 100%
Committee Memberships: CESGC			CESGC Meetings Attended in 2022: 7 of 7 – 100%
Ms. Jensen regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			146,451,261	(97.98%)	3,025,172	(2.02%)
2021			122,278,407	(99.01%)	1,223,783	(0.99%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

13

Jennifer Maki(1)

Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. and Pan American Silver Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She also holds the ICD.D designation.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
May 8, 2019	Common		Common Shares		Common Shares,
Age: 53	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	5,401	C$1,064,591	Nil	C$1,064,591
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2022: 10 of 10 – 100%
Committee Memberships: ARC (Chair)			ARC Meetings Attended in 2022: 4 of 4 – 100%
Ms. Maki regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			147,907,396	(98.95%)	1,569,037	(1.05%)
2021			123,422,003	(99.94%)	80,187	(0.06%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Baytex Energy Corp. Pan American Silver Corp.			Audit (Chair) | Human Resources & Compensation Audit | Communities & Sustainable Development

Randall Oliphant(1)

Randall Oliphant is a director of Franco-Nevada. He has worked in natural resources in many capacities for over 31 years. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation and since that time he has served on the boards of numerous public companies and not-for-profit organizations. He served as Executive Chairman of New Gold Inc. from 2009 to 2017. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm. Mr. Oliphant also served as Chairman of the World Gold Council from 2013 to 2017. Mr. Oliphant is a CPA, CA and was granted the designation of FCPA in 2016 in recognition of his outstanding contribution to his profession.

Toronto, ON, Canada	Securities Held
Director Since:			At-Risk Value of		At-Risk Value of
Nov 12, 2007	Common		Common Shares		Common Shares,
Age: 63	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
	50,000	13,558	C$12,527,917	Nil	C$12,527,917
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2022: 7 of 9 - 78%(11)
Committee Memberships: ARC			ARC Meetings Attended in 2022: 4 of 4 – 100%
Mr. Oliphant regularly attends CESGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2022			142,937,026	(95.63%)	6,539,407	(4.37%)
2021			120,337,786	(97.44%)	3,164,404	(2.56%)
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
None			None

14

Jacques Perron(1)

Jacques Perron is a director of Franco-Nevada. Mr. Perron has over 35 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc., Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

West Vancouver, BC,	Securities Held
Canada			At-Risk Value of		At-Risk Value of
Director Since:	Common		Common Shares		Common Shares,
Nov 7, 2022	Shares(2)	DSUs(3)	and DSUs(4)	Options(5)	DSUs and Options(6)
Age: 61	160	203	C$71,551	Nil	C$71,551
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended in 2022: N/A(12)
Committee Memberships: CESGC(12)			CESGC Meetings Attended in 2022: N/A(12)
Annual and Special Meeting Voting Results(12)			Votes in Favour		Votes Withheld
2022			N/A		N/A
2021			N/A		N/A
Current Other Public Board Memberships			Current Committee Memberships on Other Public Boards
Centerra Gold Inc.			Technical and Corporate Responsibility (Chair)

Notes

(1)	Additional information is provided in the “Statement of Governance Practices – Nomination of Directors” section of this Circular, which contains a “skills matrix” highlighting individual director skills.
(2)	The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those that are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.
(3)	Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan and receive DSUs thereunder. The CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan and receive RSUs thereunder. For additional information regarding these plans, please see “Deferred Share Unit Plan” in this section and “Other Information – 2018 Share Compensation Plan Summary”. Fractional DSUs have been rounded.
(4)	Calculated as of March 17, 2023 using the closing price of the common shares on the TSX of C$197.11 per share.
(5)	For additional information regarding options held by directors, please see “Director Compensation” below.
(6)	Calculated as of March 17, 2023 using the closing price of the common shares on the TSX of C$197.11 per share, less the applicable exercise price for options.
(7)	Comprised of 25,908 performance-based RSUs and 8,816 time-based RSUs for Mr. Brink. See “Statement of Executive Compensation”.
(8)	Mr. Evans will become Chair of the CESGC effective as of May 2, 2023.
(9)	Dr. Farrow ceased serving as a member of the CESGC and was appointed a member of the ARC, both effective as of March 15, 2023.
(10)	Dr. Farrow recused herself from two Board meetings in 2022 due to a conflict of interest. She attended 100% of all of the other Board meetings held in 2022.
(11)	Mr. Oliphant was unable to attend one Board meeting held (1 of 10) in 2022 due to illness. He attended 78% of the remaining Board meetings held (7 of 9) in 2022.
(12)	Mr. Perron is a first-time nominee. Mr. Perron joined the Board of the Corporation on November 7, 2022 and no Board meetings were held in 2022 following his appointment. He was appointed to the CESGC effective as of March 15, 2023.

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the

15

Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Other Disclosed Matters

On October 17, 2017, the United States Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto PLC, Tom Albanese and the former CFO of Rio Tinto PLC, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto PLC and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto PLC and prior to his becoming a director of the Corporation.

On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited related to statements which ASIC alleged were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings related to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements.

On February 28, 2022, ASIC amended the proceedings, dropping all of its claims for relief against Mr. Albanese and the former CFO. On March 7, 2022, the Federal Court of Australia entered an order that, among other things, dismissed the proceedings in their entirety against Mr. Albanese and the former CFO. There were no findings of liability or contraventions on the part of Mr. Albanese (or the former CFO). The proceedings are concluded.

The Corporation is aware of the SEC allegations and will continue to monitor the progress of the situation.

16

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Director Compensation Table
(in C$)

Name	Fees	Share-	Option-	Non-equity	All other	Total
	earned(1)	based	based	incentive	compensation(3)
		awards(2)	awards	plan
				compensation

David Harquail	$135,000	$255,538	Nil	Nil	$3,000	$393,538

Tom Albanese	$45,000	$277,178	Nil	Nil	$12,000	$334,178

Derek Evans	$75,000	$291,341	Nil	Nil	$12,000	$378,341

Catharine Farrow	$45,000	$275,730	Nil	Nil	$3,000	$323,730

Louis Gignac(4)	$60,000	$283,139	Nil	Nil	$12,000	$355,139

Maureen Jensen	$45,000	$256,437	Nil	Nil	$3,000	$304,437

Jennifer Maki	$70,000	$258,512	Nil	Nil	$3,000	$331,512

Randall Oliphant	$45,000	$272,197	Nil	Nil	$3,000	$320,197

Jacques Perron(5)	$6,781	$37,761	Nil	Nil	$3,000	$47,542

Elliott Pew(4)	$45,000	$258,250	Nil	Nil	$3,000	$306,250

Notes

(1)	For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is C$45,000. Additional retainers are also paid for serving as Chair of the Board (C$90,000/year), Lead Independent Director (C$30,000/year), Chair of the ARC (C$25,000/year) and Chair of the CESGC (C$15,000/year). The figures reported in the table reflect amounts received in 2022. See “Discussion of Director Compensation Table” below.
(2)	Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan (defined below) and (2) 1,377 DSUs credited to each director other than Mr. Perron who received a pro-rated grant of 203 DSUs. See “Discussion of Director Compensation Table” below.
(3)	Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of C$1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.
(4)	Messrs. Gignac and Pew served as directors during 2022 and are not standing for re-election.
(5)	Mr. Perron was appointed to the Board on November 7, 2022. The figures reported in the table reflect amounts received by Mr. Perron from the date of his appointment.

17

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

The components of director compensation are as follows:

An annual retainer (the “Annual Retainer”) of C$45,000;

An additional retainer to the Chair of the Board of C$90,000, the Lead Independent Director of C$30,000, the Chair of the ARC of C$25,000, and the Chair of the CESGC of C$15,000. When Mr. Evans becomes the Chair of the CESGC on May 2, 2023, the additional retainer payable to the Chair of the CESGC will be eliminated as Mr. Evans already receives an additional retainer as Lead Independent Director;

The grant of DSUs equal to the lesser of (i) that number of DSUs having a grant date fair value of C$250,000 and (ii) 2,000 DSUs. This grant formula is intended to align director compensation with shareholder interests by not providing for guaranteed compensation while also ensuring the grant date value is not excessive (the “Annual DSU Grant”); and

The payment of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CESGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100% (in 10% increments) of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

18

The DSU Plan also permits the CESGC to award DSUs to directors as additional compensation. Under the DSU Plan, the CESGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CESGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CESGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death, and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2022 and the total DSUs accumulated during the year ended December 31, 2022.

19

Director Fees/DSUs Breakdown
(in C$)

Name	Fees	DSU	Total fees	Total fees	Total fees	Number of	Dividend	Grant of	Total
	earned(1)	election	paid in	accrued in	credited in	DSUs(3)	equivalents(3)	DSUs(4)	number of
		percentage	cash	cash(2)	DSUs				DSUs(3)

David Harquail	$135,000	0%	$101,250	$33,750	Nil	Nil	32	1,377	1,409

Tom Albanese	$45,000	100%	Nil	Nil	$45,000	253	154	1,377	1,784

Derek Evans	$75,000	100%	Nil	Nil	$75,000	421	234	1,377	2,032

Catharine Farrow	$45,000	0%	$33,750	$11,250	Nil	Nil	146	1,377	1,523

Louis Gignac(5)	$60,000	50%	$22,500	$7,500	$30,000	169	188	1,377	1,734

Maureen Jensen	$45,000	100%	Nil	Nil	$45,000	253	36	1,377	1,666

Jennifer Maki	$70,000	0%	$52,500	$17,500	Nil	Nil	49	1,377	1,426

Randall Oliphant	$45,000	0%	$33,750	$11,250	Nil	Nil	126	1,377	1,503

Jacques Perron(6)	$6,781	0%	Nil	$6,781	Nil	Nil	0	203	203

Elliott Pew(5)	$45,000	0%	$33,750	$11,250	Nil	Nil	46	1,377	1,423

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2022 which were paid in 2023.
(3)	Represents Conversion DSUs. Fractional DSUs have been rounded.
(4)	Represents the Annual DSU Grant. Mr. Perron received a pro-rated grant from the date of his appointment.
(5)	Messrs. Gignac and Pew served as directors during 2022 and are not standing for re-election.
(6)	Mr. Perron was appointed to the Board on November 7, 2022. The figures reported in the table reflect amounts received by Mr. Perron from the date of his appointment.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements. However, no options have been granted to non-executive directors since 2015 and the Corporation has no intention of granting options to any non-executive director in the foreseeable future.

20

The value of the equity investment of a director at any time will be based on the current market value of the common shares and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2022, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by the directors as at March 17, 2023.

Name	Equity Ownership		Equity Ownership		Net Changes in		Value of Equity	Additional
	March 17, 2023		as at March 21, 2022		Equity Ownership		Investment at	Required
							March 17, 2023(2)	Investment

	Common	DSUs	Common	DSUs	Common	DSUs(1)	(in C$)
	Shares		Shares		Shares

David Harquail	939,205	3,629	971,705	2,220	(32,500)	1,409	$185,842,010	Nil

Tom Albanese	29,473	16,686	11,235	14,902	18,238	1,784	$9,098,400	Nil

Derek Evans	14,847	25,234	14,706	23,202	141	2,032	$7,900,366	Nil

Catharine Farrow	301	15,664	301	14,141	Nil	1,523	$3,146,861	Nil

Louis Gignac	10,000	20,186	10,000	18,452	Nil	1,734	$5,949,962	Nil

Maureen Jensen	Nil	4,323	Nil	2,657	Nil	1,666	$852,107	Nil

Jennifer Maki	Nil	5,401	Nil	3,975	Nil	1,426	$1,064,591	Nil

Randall Oliphant	50,000	13,558	50,000	12,055	Nil	1,503	$12,527,917	Nil

Jacques Perron(3)	160	203	Nil	Nil	160	203	$71,551	N/A

Elliott Pew	Nil	5,244	Nil	3,821	Nil	1,423	$1,033,645	Nil

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 17, 2023, which was C$197.11 per share.
(3)	Mr. Perron has until 2026 to satisfy the investment requirement.

Other Information

There were no repricings during the financial year ended December 31, 2022. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2022. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2022.

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Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value of	payout value of
	underlying	price	date	in-the-money	units of	share-based	vested
	unexercised	(in C$)		options(2)	shares	awards	share-based
	options(1)			(in C$)	that	that	awards
					have not	have not	not paid out or
					vested(3)	vested	distributed(4)
						(in C$)	(in C$)

David Harquail	Nil	–	–	Nil	Nil	Nil	$669,805

Tom Albanese	37,500	$46.17	Aug 19, 2023	$5,190,000	Nil	Nil	$3,079,735

Derek Evans	Nil	–	–	Nil	Nil	Nil	$4,657,439

Catharine Farrow	20,000	$58.67	Aug 20, 2025	$2,518,000	Nil	Nil	$2,891,104

Louis Gignac	Nil	–	–	Nil	Nil	Nil	$3,725,730

Maureen Jensen	Nil	–	–	Nil	Nil	Nil	$797,896

Jennifer Maki	Nil	–	–	Nil	Nil	Nil	$996,863

Randall Oliphant	Nil	–	–	Nil	Nil	Nil	$2,502,400

Jacques Perron	Nil	–	–	Nil	Nil	Nil	$37,468

Elliott Pew	Nil	–	–	Nil	Nil	Nil	$967,885

Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share, less the exercise price of the option.
(3)	All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan is as follows: Mr. Harquail – 3,629, Mr. Albanese – 16,686, Mr. Evans – 25,234, Dr. Farrow –15,664, Mr. Gignac – 20,186, Ms. Jensen – 4,323, Ms. Maki – 5,401, Mr. Oliphant – 13,558, Mr. Perron–203 and Mr. Pew – 5,244. Fractional DSUs have been rounded.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based Awards	Share-based Awards	Non-equity incentive
	value vested	value vested	plan compensation
	during the year	during the year(1)	value earned
	(in C$)	(in C$)	during the year

David Harquail(2)	$569,038	$1,750,326	Nil

Tom Albanese	Nil	$322,180	Nil

Derek Evans	Nil	$366,339	Nil

Catharine Farrow	Nil	$275,730	Nil

Louis Gignac	Nil	$313,141	Nil

Maureen Jensen	Nil	$301,439	Nil

Jennifer Maki	Nil	$258,512	Nil

Randall Oliphant	Nil	$272,197	Nil

Jacques Perron	Nil	$37,761	Nil

Elliott Pew	Nil	$258,250	Nil

Notes

(1)	Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2022, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5-day weighted average price on the TSX prior to the grant date. Annual DSUs are granted in May of each year in the normal course. Mr. Perron received a pro-rated grant on joining the Board in November 2022:

Type	Grant date	TSX price
		(in C$)

Dividend Equivalents (Q1)	March 31, 2022	$197.34

Conversion DSUs (Q1)	March 31, 2022	$197.34

Annual DSU Grant (May)	May 16, 2022	$181.57

Dividend Equivalents (Q2)	June 30, 2022	$178.33

Conversion DSUs (Q2)	June 30, 2022	$178.33

Dividend Equivalents (Q3)	September 29, 2022	$156.10

Conversion DSUs (Q3)	September 30, 2022	$156.51

Annual DSU Grant (November)	November 16, 2022	$185.70

Dividend Equivalents (Q4)	December 22, 2022	$182.36

Conversion DSUs (Q4)	December 30, 2022	$184.38

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2022 was as follows: Mr. Harquail – 1,409, Mr. Albanese – 1,784, Mr. Evans – 2,032, Dr. Farrow – 1,523, Mr. Gignac – 1,734, Ms. Jensen – 1,666, Ms. Maki – 1,426, Mr. Oliphant – 1,503, Mr. Perron –203 and Mr. Pew – 1,423. While such DSUs technically vested when credited/awarded during 2022, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

(2)	Includes final share-based and option-based awards granted to Mr. Harquail as part of his compensation as the former CEO.

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Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate Value	Unexercised			Value of
	Acquired on	Realized(1)	Options at			Unexercised
	Exercise	(in C$)	Financial Year-End			In-the-Money
			Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
Exercisable/
Unexercisable
(in C$)

David Harquail(3)	85,922	$7,776,002	Nil	/	Nil	Nil	/	Nil

Tom Albanese	37,500	$5,421,589	37,500	/	Nil	$5,190,000	/	Nil

Derek Evans	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Catharine Farrow	Nil	Nil	20,000	/	Nil	$2,518,000	/	Nil

Louis Gignac	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Maureen Jensen	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Jennifer Maki	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Randall Oliphant	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Jacques Perron	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Elliott Pew	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share, less the exercise price of the options.
(3)	Options in the table above represent option-based awards granted to Mr. Harquail as part of his compensation as the former CEO.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year-end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – 2018 Share Compensation Plan Summary”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the 2018 Share Compensation Plan and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2018 Share Compensation Plan.

While the 2018 Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future and no options have been granted to non-executive directors since 2015.

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STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of eleven directors and, following the Meeting,  will be comprised of nine directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the corporate governance standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is generally a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that nine of eleven directors (Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Evans, Gignac, Oliphant, Perron and Pew) are “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards. The Board has also concluded that, following the Meeting, seven of nine directors (Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Evans, Oliphant and Perron) will be “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards. Therefore, all of the directors were and are “independent” other than Messrs. Harquail and Brink, by virtue of their positions as former CEO and President & CEO, respectively.

The Board has also considered the independence of its directors more generally and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Evans, Gignac, Oliphant, Perron and Pew are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Shareholders and other interested parties may communicate with any member of the Board, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2022 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold an in-camera session at each Board and Committee meeting.

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Chair of the Board

Mr. Harquail was appointed Chair of the Board on May 6, 2020. Mr. Harquail has had a distinguished career having led the initial public offering of Franco-Nevada in 2007 and serving as President & CEO (2007-2019) and CEO (2019-2020) of Franco-Nevada. He has held senior executive roles at other companies and has also been an industry leader serving in numerous industry organizations. Most recently, he was Chair of the World Gold Council from 2017-2020 during which period the World Gold Council implemented the Responsible Gold Mining Principles, a leading ESG initiative. Mr. Harquail is a dedicated philanthropist supporting education (the School of Earth Sciences and the Mineral Exploration Centre at Laurentian University), health research (the Centre for Neuromodulation at Sunnybrook Health Sciences) and the local community. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The responsibilities of the Chair of the Board include:

Providing advice, counsel and mentorship to the CEO;
Providing information to the directors on a timely basis;

Chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

Presiding over shareholder meetings

Independent Lead Director

Mr. Harquail is currently a non-independent Chair because he was formerly CEO. As a matter of best practices, the Board created the position of Lead Independent Director and appointed Mr. Evans in this role to serve while Mr. Harquail is not independent. The Board has developed a mandate for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

Support the Chair and the CEO in the discharge of their respective responsibilities;
Regularly engage with the CEO, Chair and independent directors;
Chair Board meetings where the Chair is not available;
Chair in-camera sessions of the independent directors and provide feedback as appropriate;

Have the right to call meetings of the independent directors and the Board as deemed appropriate by the Lead Independent Director;

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Have the right to engage third-party advisors and consultants to provide advice to the independent directors and the Board; and
Be available to shareholders where appropriate for consultation and communication

Attendance at Meetings

During the financial year ended December 31, 2022, the Board held ten meetings. The ARC held four meetings and the CESGC held seven meetings. The Board members are extremely engaged and non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings	ARC Meetings	CESGC Meetings
	Attended	Attended	Attended

David Harquail	10 of 10 – 100%	N/A	N/A

Paul Brink	10 of 10 – 100%	N/A	N/A

Tom Albanese	10 of 10 – 100%	4 of 4 – 100%	N/A

Derek Evans	10 of 10 – 100%	N/A	7 of 7 – 100%

Catharine Farrow	8 of 8 – 100%	N/A	7 of 7 – 100%

Louis Gignac	8 of 8 – 100%	N/A	7 of 7 – 100%

Maureen Jensen	10 of 10 – 100%	N/A	7 of 7 – 100%

Jennifer Maki	10 of 10 – 100%	4 of 4 – 100%	N/A

Randall Oliphant	7 of 9 – 78%	4 of 4 – 100%	N/A

Jacques Perron	N/A	N/A	N/A

Elliott Pew	10 of 10 – 100%	4 of 4 – 100%	N/A

Note

Dr. Farrow and Mr. Gignac recused themselves from two Board meetings in 2022 due to a conflict of interest. They attended 100% of all of the other Board meetings held in 2022. Mr. Oliphant was unable to attend one Board meeting held (1 of 10) in 2022 due to illness. He attended 78% of the remaining Board meetings held (7 of 9) in 2022. Mr. Perron joined the Board of the Corporation on November 7, 2022 and no Board meetings were held in 2022 following his appointment.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings.

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These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. During 2022, the Chair of the Board engaged with potential shareholders. It is also the practice of the Board to periodically host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. During 2022, a virtual Analyst Day was held due to the COVID-19 pandemic and Board members were invited to virtually participate in industry conferences. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

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Board Committees

Audit and Risk Committee

2022 Members

  All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52-110 – Audit Committees)

Ms. Maki and Mr. Oliphant have been determined by the Board in its business judgment to each be a “financial expert”

Jennifer Maki Chair	Tom Albanese	Randall Oliphant	Elliott Pew(1)
2023 Members

Jennifer Maki Chair	Tom Albanese	Dr. Catharine Farrow(2)	Randall Oliphant

Notes

(1)	Mr. Pew ceased serving as a member of the ARC effective as of March 15, 2023 and is not standing for re-election at the Meeting.
(2)	Dr. Farrow was appointed a member of the ARC effective as of March 15, 2023.

During 2022, the members of the ARC were Jennifer Maki (Chair), Tom Albanese, Randall Oliphant and Elliott Pew. As part of the Board’s annual review of the composition of its Committees, and in preparation for the retirements of Mr. Gignac, the Chair of the CESGC, and Mr. Pew, a member of the ARC, the Board determined to refresh the composition of the Committees in 2023. On March 15, 2023, (i) Mr. Pew ceased serving as a member of the ARC, and (ii) Dr. Farrow ceased serving as a member of the CESGC and was appointed a member of the ARC.

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

The quality and integrity of the financial statements of the Corporation;
The compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;
The qualification, independence and performance of the Corporation’s independent auditors;
The performance of the Chief Financial Officer; and
Risk management oversight, including climate-related risks

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Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management (including climate-related risks). A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC are set out in the Corporation’s most recent Annual Information Form and Form 40-F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively, and are also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and ESG Committee

2022 Members
All members of the CESGC are “independent” (as defined in NI 58-101)
Louis Gignac(1) Chair	Derek Evans(2)	Dr. Catharine Farrow(3)	Maureen Jensen
2023 Members

Derek Evans(2) Chair	Maureen Jensen	Jacques Perron(4)

Notes

(1)	Mr. Gignac is not standing for re-election at the Meeting.
(2)	Mr. Evans will become Chair of the CESGC effective as of May 2, 2023.
(3)	Dr. Farrow ceased serving as a member of the CESGC and was appointed a member of the ARC, both effective as of March 15, 2023.
(4)	Mr. Perron was appointed a member of the CESGC effective as of March 15, 2023 and, as such, did not participate in 2022 compensation decisions.

During 2022, the members of the CESGC were Louis Gignac (Chair), Derek Evans, Catharine Farrow and Maureen Jensen. As part of the Board’s annual review of the composition of its Committees and in preparation for the upcoming retirements of Mr. Gignac, the Chair of the CESGC, and Mr. Pew, a member of the ARC, the Board determined to refresh the composition of the Committees for 2023. On March 15, 2023, (i) Dr. Farrow ceased serving as a member of the CESGC and was appointed a member of the ARC, and (ii) Mr. Perron was appointed a member of the CESGC. As well, Mr. Evans will become Chair of the CESGC, effective as of May 2, 2023, following the retirement of the former Chair of the CESGC, Mr. Gignac.

Among other things, the CESGC:

Reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;
Annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation and the compensation of other executive officers;
Makes recommendations concerning the remuneration of directors; and

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Administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans

The CESGC also serves as the Board’s nominating committee. It is responsible for:

Developing the Corporation’s approach to governance issues;
Filling vacancies among the directors (see “Nomination of Directors” in this section);
Reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section);
Adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section);

Reviewing all related-party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an independent special committee pursuant to applicable securities laws; and

Ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals

The Corporation’s Compensation and ESG Committee Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CESGC can be current CEOs of publicly-traded companies and that the CESGC will have an in-camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CESGC’s Charter is available on the Corporation’s website at www.franco-nevada.com.

In March 2020, the Charter of the CESGC was amended to specifically set out the Committee’s mandate with respect to ESG issues. The amendments formalized the approach the CESGC had taken with respect to ESG in prior years and consist of the following responsibilities:

Oversight over adoption of ESG standards and initiatives by the Corporation;
Delegation of risk-related ESG issues to the ARC;
Setting of ESG-related goals for compensation purposes; and
Shareholder engagement on ESG matters

In March 2021 and March 2022, the Charter of the CESGC was further amended to provide specific responsibility to the CESGC for the review of all related-party transactions.

The CESGC now has responsibility for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith. Any member of the Committee with an interest in the

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proposed transaction and the non-independent directors must abstain from voting on the proposed transaction.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of the ARC, the Chair of the CESGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. All Board members are provided with a copy of the written mandate and charters for the Board and each of its committees and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, whistleblower procedures, diversity and inclusion, and confidentiality, fair disclosure and trading in securities. Board members are also provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members are provided with these materials and meet with the Chair of the Board and members of management as part of their orientation. The Corporation also maintains an online orientation portal which is regularly updated with educational materials that are tiered by priority.

The Corporation works through continuing education with its Board to ensure that its directors maintain the skills and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners/meetings at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair of the Board and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2022, external continuing education opportunities (such as site visits) and in-person interactions started to become more available following the easing of COVID-19 restrictions and public health advisories. Management continued to provide standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in mining, energy and other commodities. As well, presentations from management and outside advisors/experts/third parties were provided and Board members completed ongoing education at the following events:

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TIMING/PLACE	ATTENDEES	TOPIC	PRESENTED/HOSTED BY
January to April 2022/ Virtual	Ms. Jensen	Global Competent Boards ESG (GCB.D) Designation	Competent Boards
January 2022/ Virtual	Ms. Maki	Course in climate governance	Institute of Corporate Directors
January 2022/ Virtual	Ms. Maki	Course in audit committee governance	KPMG Learning Academy
January 2022/ Virtual	Messrs. Brink, Harquail and Oliphant	Investor and banking relationships	Management/TD Securities
February 2022/ Florida	Messrs. Albanese, Brink and Oliphant	Investor and banking relationships	Management/Bank of Montreal
May 2022/ Calgary	Mr. Evans	Safety leadership development workshop	MF Brown & Associates
May 2022/ Virtual	Dr. Farrow	Mining law seminars in mining operations and ESG	Osgoode Hall Law School Professional Development
June 2022/ Toronto	Mr. Brink, Dr. Farrow and Ms. Jensen	Investor, banking and mining relationships	Management/Prospectors & Developers Association of Canada
September 2022/ Sudbury	Mr. Harquail	Mining technology tradeshow and exhibition	Mining Transformed
September 2022/ Virtual	Messrs. Brink and Oliphant	Investor and banking relationships	Management/Denver Gold Group
November 2022/ Toronto	Mr. Harquail	Global risk practices conference	Global Risk Institute
November 2022/ Virtual	Ms. Maki	Accounting course in ESG	Chartered Professional Accountants of Ontario
November 2022/ Panama	All directors	Strategic and market overview and Cobre Panama site visit	Management/First Quantum Minerals Ltd.
Throughout 2022	Messrs. Evans, Perron, Dr. Farrow, Ms. Jensen and Ms. Maki	Various webinars and presentations	External advisors

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining and energy industry events and other relevant stakeholder events.

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Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CESGC serves as the Board’s nominating committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above. The CESGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CESGC is responsible for:

Developing and recommending to the Board criteria for selecting new directors;
Assisting the Board by identifying individuals qualified to become members of the Board; and
Recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board

The process by which the Board will identify new candidates for Board nomination will involve:

Annually reviewing the skills, competencies and personal qualities required of directors to add value to the Corporation;

Annually reviewing the skills and competencies that the Board considers each director to possess, including the skills matrix as discussed below and what each new nominee should bring to the Board; and

Working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below

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Skills Matrix

The CESGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows:  experience with respect to the mining industry, energy industry, accounting and finance, risk management, cybersecurity, human resources and compensation matters, corporate governance, ESG, climate change, public company boards, public company management and legal and regulatory. Set out below are the skills identified for each director.

SKILLS	DAVID HARQUAIL	PAUL BRINK	TOM ALBANESE	DEREK EVANS	CATHARINE FARROW	MAUREEN JENSEN	JENNIFER MAKI	RANDALL OLIPHANT	JACQUES PERRON
Mining		0
Energy
Accounting & Finance
Risk Management
Cybersecurity
HR & Compensation
Corporate Governance
ESG
Climate Change
Public Company Boards
Public Company Management
Legal & Regulatory

Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate. In 2019, the Board amended the director retirement policy to incorporate a term limit principle. The director retirement policy now provides that a director is required to submit his/her resignation to the Board on the March 1st after such director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (where such director joined the Board after his or her 62nd birthday) and on every March 1st thereafter while such individual is still a director of the Corporation. The CESGC will consider such resignation and, taking into account factors such as the skills and competencies possessed by the Board as a whole and the director individually, the size of the Board, and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the

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CESGC’s recommendation and make its determination. Neither the CESGC nor the Board has waived compliance with this policy to date.

The Board has determined, being a fifteen-year-old company, not to establish strict term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, the director retirement policy is expected to provide sufficient opportunities to consider Board renewal in the near-term such that meaningful Board renewal may occur. The Board will continue to evaluate whether strict term limits would be advisable on an ongoing basis.

Diversity and Inclusion

The Corporation is committed to diversity and inclusion among its employees, senior management and on the Board. The Board has a formal written diversity and inclusion policy (the “Diversity Policy”). The Diversity Policy and its current goals and targets are described below.

The Corporation became a signatory to the BlackNorth Initiative CEO Pledge at its inaugural summit in July 2020. The BlackNorth Initiative is aimed at eliminating systemic discrimination. The Corporation also was a corporate partner of The Prosperity Project in 2021 and 2022, which is aimed at mitigating the disproportionate impact of COVID-19 on Canadian women.

The Diversity Policy emphasizes all forms of diversity in identifying candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions. The Diversity Policy has broad diversity goals for diverse persons comprising women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2S+ and people with disabilities (collectively, “Diverse Persons” with women, visible minorities, Indigenous people and people with disabilities being designated groups under the Canada Business Corporations Act (the “CBCA”)). In 2023, the Diversity Policy was amended to broaden the Corporation’s diversity goals and commitments. Specifically, the Diversity Policy now provides for the following:

Adding one Diverse Person to the Board by 2025;
A goal of maintaining at least 30% women directors on the Board;
A goal of achieving 40% Diverse Persons at the Board and senior management level (on an aggregated basis) by 2025;
A goal of having a director who is a Diverse Person on grounds broader than gender diversity by 2025; and

A commitment to ensuring that Diverse Persons are included in any search for new Board members and senior management positions (Vice Presidents and above), including any new offices which may be established by the Corporation (which would include internal promotions) as necessary to achieve the above goals

In determining these goals, the CESGC took into account a number of factors including, (i) the recognition by the CESGC of the importance of diversity in the Corporation and how it contributes to the success of the Corporation, (ii) the goal of the CESGC to continue to increase the level of diversity in the Corporation, (iii) the recommendations of the Ontario Capital Markets Modernization Taskforce, (iv) the size of the workforce at the

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Corporation, (v) the extremely low turnover at the Corporation with a significant number of employees staying with the Corporation from hiring until retirement, and (vi) the scalable and high-margin business model of the Corporation which allows for growth without needing to significantly increase the workforce.

Pursuant to the Diversity Policy, the CESGC can engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity goals, where appropriate.

As all recommendations of director nominees and appointments of senior management need to be approved by the CESGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented.

The Board currently has three women directors, Dr. Farrow, Ms. Jensen and Ms. Maki, constituting 27% female representation on the Board (33% following the Meeting) and 33% of the independent directors (43% following the Meeting). Dr. Farrow, Ms. Jensen and Ms. Maki are currently the only Board members from designated groups and there currently are no Black, Indigenous or other people of colour, individuals who identify as LGBTQ2S+ or people with disabilities on the Board.

The Corporation and its subsidiaries also consider the level of diversity in senior management when making senior management appointments. The Corporation and its subsidiaries have considered Diverse Persons (and specifically women) for senior management positions as they have become available and has made additional progress during 2022 with the recruitment of a male member of a visible minority to the office of Vice President, Mining at the Corporation. The Corporation and its subsidiaries will continue to seek out and consider Diverse Persons (and specifically women) in all positions as they become available, including senior management positions. 40% of the senior officers of the Corporation and its subsidiaries are from designated groups. The Corporation and its subsidiaries currently have 15 senior officers (VP and above) of which six members are from designated groups comprising two female members of visible minorities (Vice President, Finance at the Corporation and Vice President, Finance & Operations at Franco-Nevada (Barbados) Corporation) and four male members of visible minorities (Chief Financial Officer, Chief Legal Officer & Corporate Secretary, Vice President, Tax and Vice President, Mining at the Corporation).

The Board has determined that its historical practices have resulted in meaningful diversity to date and, together with the Diversity Policy, the Board is committed to further progress. The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s Circular. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

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Compensation Process

The CESGC serves as the Board’s compensation committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above under “Compensation and ESG Committee” in this section. With respect to compensation of directors and executive officers, the CESGC is responsible for:

Assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;
Reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the President & CEO) of the Corporation; and
Approving and evaluating the compensation plans, policies and programs of the Corporation

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” at pages 17 to 24.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. The assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee Chair assessments, individual director self-assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CESGC meets with the Chair of the Board to discuss the above matters. Members of the CESGC are responsible for drafting, collecting and assessing questionnaires (with assistance from the Chief Legal Officer), and facilitating discussions. The Chair of the CESGC reports on the results of this process to the Board. The CESGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2022 was conducted in the first quarter of 2023 and the CESGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CESGC is responsible for ensuring that succession strategies, in consultation with the Board, are both appropriate and are being implemented. Over the past several years, succession planning has been ongoing. During 2022, meetings of the CESGC and meetings of the Board included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. As Mr. Brink became CEO in May 2020, the CEO succession plan was achieved. In the event of an emergency, the Board and CESGC have temporary succession plans that can be implemented.

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The CESGC also monitors progress in succession for executive positions reporting to the President & CEO. One of the goals for each executive is to ensure a succession plan and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the President & CEO and which are provided to the CESGC. Each year, the President & CEO reviews the achievement of succession objectives with each executive which then forms part of the annual performance review with the CESGC. These reviews and recommendations are considered by the CESGC in connection with its recommendations to the Board for annual incentive compensation. Finally, at year-end, the President & CEO provides the CESGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation. The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

The CESGC and Board are also actively engaged in the process of Board renewal. Over the past few years, several new directors comprising a significant percentage of the current Board have joined the Board and further orderly renewal is expected over the near and medium term. As well, renewal of the Board Committees occurred in March 2023 with new members being appointed (as described above) and a new Chair of the CESGC being appointed, effective as of the Meeting. Additional Board succession is regularly discussed at meetings as part of an orderly Board renewal process.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR at www.sedar.com and on the Corporation’s website at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of

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independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders. In the event such conflict of interest is a related-party transaction, the CESGC will review such transaction as described below and elsewhere in this Circular.

The CESGC monitors compliance with the Code and is responsible for granting any waivers from the application of the Code and reviews management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to speak with supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

The CESGC is also responsible for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policies

The Board has adopted employee complaint procedures for, among other things, accounting and auditing matters (contained in the Corporation’s Employee Complaint Procedures for Accounting and Auditing Matters) and violations of applicable laws or corporate policies (contained in the Corporation’s Whistleblower Policy) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any such matters. The procedures outline how an employee with a good faith concern can anonymously report those concerns directly to the Chief Legal Officer, in the case of the Whistleblower Policy or directly to the Chair of the ARC, in the case of the Employee Complaint Procedures for Accounting and Auditing Matters.

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Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board regularly reviews the Corporation’s goals and strategy with management. In addition, the Corporation’s strategic plan and business objectives are reviewed annually with management taking into account the new opportunities and key risks of the business. During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted. The Corporation’s core business principles and long-term strategy remains constant. The Corporation is a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality. The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis. It recognizes that it operates in a highly-cyclical business and has maintained a capital structure that allows the Corporation to invest countercyclically. In executing its strategy, the Corporation is willing to make investments over the long term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several-pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2022 which identified risks to be monitored by the Board including (i) the ability to grow, (ii) transaction risk, (iii) commodity risk and commodity price risk, (iv) ESG-related risks, and (v) geopolitical risks. Also

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included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CESGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and oversight of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the President & CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence and providing technical, political, financial, ESG and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets and retrospective analyses as to lessons learned.

Non-Discrimination, Anti-Harassment and Equal Opportunity Policy

The Board has adopted a Non-Discrimination, Anti-Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to:  (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

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Environmental and Social Responsibility

The Corporation’s business is investing in projects operated by third parties and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and energy companies which are typically publicly listed. Management closely monitors the Corporation’s portfolio of assets and engages with the operators of the projects on ESG matters but management is not responsible for the day-to-day operational or development decisions at a project. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and energy extraction in all aspects of its investments including with respect to ESG issues, which are addressed through a combination of the following:

Policies, including ESG-specific policies, which guide investment decisions;
Due diligence process for new investments;
Contractual rights and obligations in royalty and stream agreements;
Contributions to projects in local communities at the operations in which the Corporation is invested; and
Transparency in its disclosure

The approach taken by the Corporation has generated significant value for shareholders and has allowed it to acquire royalties and streams on projects operated by some of the best operators in the industry. The Corporation has adopted policies and performs extensive due diligence on potential investments to address ESG issues, including climate-related risks, and has adopted best practices in other areas of ESG including transparent disclosure aligned with the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) frameworks. The Corporation has refrained from allocating capital to certain investments due to ESG issues. Detailed information can be found in the Corporation’s most recent ESG Report available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT BY THE COMPENSATION AND ESG COMMITTEE

Dear Shareholders:

On behalf of the Board, the members of the Compensation and ESG Committee present our 2022 Statement on Executive Compensation.

Franco-Nevada emphasizes shareholder alignment as a core philosophy. This is achieved through share ownership by the Board and management and through a compensation program that emphasizes long-term and share-based incentives over salaries and cash bonuses. The Committee continually reviews its compensation practices with a view to adopting best practices in the executive compensation program.

Over the past few years, the Committee adopted objective performance metrics against which the executive team would be evaluated. The performance metrics are on a per share basis to ensure alignment with shareholders.

During 2022, as part of its review of compensation practices, the Committee determined to adopt additional structure to the executive compensation program starting with the 2023 compensation year. Specifically, we adopted percentage weightings for our existing five corporate goals of Growth, Performance, ESG, Manage Risk and Culture which are used for determining executive team compensation. As well, the Committee determined to specifically equally weight Corporate performance (50%) and individual performance (50%) in determining executive compensation to provide structure around the balance of corporate and individual performance. Combined with the objective performance metrics, this evolution of our compensation program ensures that it is robust and holds the executive team to high standards and is aligned with shareholders.

For 2022, the Committee took into account the following achievements:

The execution of over US$500 million in new investments during the year;
The Corporation’s Relative Total Shareholder Return outperformed the Performance Index (both as defined below);
Proactive ESG efforts by the executive team; and
Progress by the executive team in furthering diversity and inclusion at the Corporation

Overall, the Corporation and executive team achieved their goals for 2022. As a result, incentive compensation was awarded to the executive team at targeted levels with one exception for outstanding individual performance, all as described in more detail in the accompanying Compensation Discussion and Analysis.

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At the Committee level, we have refreshed the Committee with the addition of Jacques Perron. Dr. Catharine Farrow has joined the ARC to replace Elliott Pew who will not be standing for re-election. The Chair of the Committee, Louis Gignac, will also not be standing for re-election. Mr. Evans, a highly respected energy executive, with extensive board experience and governance expertise, has been appointed Chair of the Committee following Mr. Gignac’s retirement.

We are very proud to serve this Corporation and its shareholders and remain committed to compensation and governance best practices. We welcome and encourage your feedback.

Sincerely,

“Louis Gignac”, Chair

“Derek Evans”

“Dr. Catharine Farrow”

“Maureen Jensen”

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COMPENSATION PROGRAM HIGHLIGHTS AND BEST PRACTICES

✓	Elements of compensation	● Only base salary guaranteed
● Majority of incentive compensation is share-based
● Majority of share-based incentive compensation has performance-vesting criteria
● Stock option grants have been discontinued since 2020
● Incentive compensation awards have maximum cap
✓	Defined objective performance metrics	● Relative Total Shareholder Return
● Resource Replacement per Share
● Book Value Growth per Share
● G&A per Gold Equivalent Ounce
✓	ESG focus	● Executive compensation is directly tied to ESG performance
✓	Defined corporate goals for compensation program	● Growth
● Performance
● ESG
● Manage Risk
● Culture
✓	Additional best practices	● Share ownership requirements for executives
● Clawback arrangements in place
● Anti-hedging policy in place
● Employment agreements contain double-trigger change of control clauses
● CEO compensation lookback provided
✓	Additional alignment with shareholders	● Performance-based RSUs multiplier based on outperformance/underperformance against a defined performance index
● Executive team share ownership significantly above requirements of share ownership policy

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and ESG Committee

Louis Gignac Chair, Independent	Derek Evans Independent	Catharine Farrow Independent	Maureen Jensen Independent
Member since March 20, 2014 Retiring on May 2, 2023	Member since March 11, 2021 Chair as of May 2, 2023	Member from May 8, 2017 - March 15, 2023	Member since March 11, 2021
Chair, G Mining Ventures Corp. Previous Member, Human Resources Committee, Domtar Corporation Previous President & CEO, Cambior Inc. Previous Chair, Human Resources Committee, Gaz Métro Inc.

  President, Chief Executive Officer and Director, MEG Energy Corp.

 Previous President, CEO and Director, Pengrowth Energy Corporation

  Member, Institute of Corporate Directors

  Previous President, Chief Executive Officer and Director of Focus Energy Trust

  Chair, Sustainability Committee, Centamin plc

  Member, Compensation and Sustainability Committees, Eldorado Gold Corporation

  Previous CEO, TMAC Resources Inc.

  Previous Chief Operating Officer of KGHM International Ltd. (formerly Quadra FNX Mining Company Inc.)

  Member, Institute of Corporate Directors

  Chair of Canada’s Ombudsman for Banking Services and Investments

  Public Governor of FINRA in the United States

  Previous Chair and
Chief Executive Officer, Ontario Securities Commission

  Previous CEO and Director, Market Regulation Services

  Member, Institute of Corporate Directors

Note

Mr. Perron was appointed a member of the CESGC effective as of March 15, 2023 and, as such, did not participate in 2022 compensation decisions.

The members of the CESGC each have skills and direct experience as set out in the table above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. Mr. Gignac and Dr. Farrow have served on the compensation committees of other Canadian publicly-traded corporations and all members of the CESGC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and ESG Committee

The CESGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CESGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair, competitive and consistent with the best interests of the Corporation. The CESGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

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The CESGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the President & CEO and for evaluating the President & CEO’s performance in light of those goals and objectives. The CESGC recommends to the Board the President & CEO’s compensation based on such evaluation. The CESGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CESGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The President & CEO provides the CESGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CESGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CESGC has the authority to retain and receive advice from compensation consultants to carry out its duties but, to date, has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2022 and 2021, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers.

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Compensation Philosophy and Objectives

The specific objectives of the Corporation’s compensation program for its officers are as follows:

To align the interests of officers with those of the Corporation’s shareholders;
To attract and retain talented officers; and
To link individual compensation to the performance of both the Corporation and the performance of each individual officer

The Corporation’s compensation program is designed to reward officers for:

Superior corporate performance relative to pre-set internal objectives;
Superior corporate performance relative to an external performance index; and
Exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives

In order to achieve the above objectives, the key structural features of the Corporation’s compensation program are as follows:

An emphasis on long-term and share-based incentive compensation over base salaries and cash bonuses;
Incentive compensation comprises a majority of overall compensation;
Long-term, at-risk share-based incentive compensation comprises a majority of incentive compensation;
The majority of share-based incentive compensation has performance-vesting criteria; and

The value of long-term, at-risk share-based compensation is linked directly to the medium and long-term growth of the Corporation’s share price. Performance benchmarks must be achieved in order for performance-based share compensation to vest

Benchmarking

The Corporation has considered compensation programs in relevant sectors of the mining and energy industries as well as the compensation programs of its competitors but has not engaged in benchmarking with a specific peer group for purposes of setting levels of compensation.

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CESGC with respect to compensation and ESG matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks,

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including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CESGC, the Board is involved in the design of compensation policies to meet the specific corporate goals (including ESG) and compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place. For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long-term, at-risk variable compensation. Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CESGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Strategy and Risk Management”. To date, the Board and CESGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Named Executive Officers

The “Named Executive Officers” or “NEOs” for purposes of this Circular (being the President & Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. Paul Brink, President & Chief Executive Officer, (ii) Mr. Sandip Rana, Chief Financial Officer, (iii) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, (iv) Mr. Eaun Gray, Senior Vice President, Business Development, and (v) Mr. Jason O’Connell, Senior Vice President, Diversified.

Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of an annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs and, performance-based RSUs. Previously, the Corporation awarded stock options as part of the annual compensation program but discontinued the practice in 2020 and replaced the grant with additional performance-based RSUs in order to increase the proportion of overall compensation that would be tied to performance-vesting criteria and the long-term performance of the Corporation. There is no pension plan.

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The following charts set out the overall breakdown of total compensation between base salary (which is guaranteed) and incentive compensation (assuming incentive compensation is awarded at target). The Corporation places a greater emphasis on long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the President & CEO, 57% of targeted total compensation for the Chief Financial Officer and the Chief Legal Officer and 50% for the other Named Executive Officers.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CESGC annually and is the only component of compensation that is guaranteed. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers. The CESGC principally considers the following factors in setting base salaries, including any increases to base salaries:

The level of responsibility related to each officer’s position;
The base salaries paid to equivalent officers at industry peers generally;
The experience of the officer;
The officer’s overall performance versus established goals and objectives; and
The retention risk for each officer

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Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation. The process of how incentive compensation awards are determined is further described under “How Incentive Compensation Awards are Determined”.

Incentive Compensation Principles

The CESGC has adopted the following principles with respect to the award of incentive compensation to Named Executive Officers:

Targets for each element of incentive compensation are set annually as a percentage of base salary;
Awards of incentive compensation are not guaranteed and Named Executive Officers may receive no incentive compensation in any given year;
Awards of each element of incentive compensation are capped at 200% of base salary to mitigate excessive risk taking and to limit potential windfalls;
Targets may be different for Named Executive Officers based on role and experience;
Majority of incentive compensation is share-based; and
Majority of share-based incentive compensation is long-term, performance-based

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Elements of Incentive Compensation

Each element of incentive compensation is explained in the table below:

AWARD		TARGET AS A PERCENTAGE OF BASE SALARY	FORM OF AWARD	VESTING CRITERIA	TIMEFRAME	OVERALL PERCENTAGE OF INCENTIVE COMPENSATION (ASSUMING AWARDS AT TARGET)	OTHER FACTORS
✓	Cash Bonus	100% for CEO 50% for other NEOs	Cash	Payable upon award	Short-term	25% for CEO 20% for CFO and CLO 25% for other NEOs
✓	Time-based RSUs	100% for CEO 90% for CFO and CLO 50% for other NEOs	Share-based compensation	Vesting occurs over three years in equal thirds commencing on the first anniversary of grant	Medium-term	25% for CEO 36% for CFO and CLO 25% for other NEOs

Share-based compensation awards are structured to directly align the interests of executive officers with shareholders and encourage retention as compensation is tied to the Corporation’s annual and long-term performance

✓	Performance-based RSUs	200% for CEO 110% for CFO and CLO 100% for other NEOs	Share-based compensation	Vesting occurs only at the end of three years and actual vesting is determined based on performance conditions. Please see “Performance-Based RSU Multiplier” on page 77	Long-term	50% for CEO (67% of all share-based compensation) 44% for CFO and CLO (55% of all share-based compensation) 50% for other NEOs (67% of all share-based compensation)

How Incentive Compensation Awards are Determined

The CESGC and Board have set five corporate goals for the Corporation and the Named Executive Officers against which performance is evaluated in determining incentive awards. These goals are Growth, Performance, ESG, Manage Risk and Culture (the “Corporate Goals”). Each Corporate Goal has specific goals to achieve with certain of the Corporate Goals having objective performance metrics to incorporate a formulaic structure where appropriate.

The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. Additionally, the President & CEO sets personal objectives for the Named Executive Officers which are specific to the year and their personal development which are approved by the CESGC. The CESGC does not currently use a strictly formulaic approach for evaluating each of the Corporate Goals or the individual objectives as the nature of the Corporation’s business does not lend itself to such practices. As an example, it is not possible to predict the number or types of new investment opportunities that may arise during any given year and, as such, it would not be appropriate to set a specific growth target in terms of the number of investments or other specific metrics with respect to a new investment as it may encourage risk-taking behaviour. As well, avoiding investments with inappropriate risk or inappropriate risk-return profile is equally as important to the achievement of the Corporate Goals.

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The Corporation’s success is driven by the ability to take advantage of opportunities that arise while maintaining strong discipline. In evaluating corporate and individual performance, the CESGC evaluates each Corporate Goal and individual performance taking into account numerous objective and subjective factors. If the goals are generally achieved, the CESGC will award incentive compensation at the targeted levels. In the event of underperformance, the CESGC expects to award incentive compensation below targeted levels and, in the case of outperformance, the CESGC may award incentive compensation above targeted levels subject to a cap of 200% of base salary for each element of incentive compensation as noted above. Historically, the CESGC has recognized outperformance through the award of above-target cash bonuses while keeping other awards of incentive compensation at targeted levels, but the CESGC has the ability to also award above-target share-based compensation to reward outperformance. The CESGC and Board also retain final discretion to modify an award, other than described above, when considered appropriate, but this discretion will only be exercised in extraordinary circumstances and will be disclosed if such discretion is ever exercised.

Corporate Performance

Set out below are summaries of each Corporate Goal, the key evaluation criteria and rationale for such Corporate Goal, the associated objective performance metric(s) (where applicable) and the CESGC’s conclusions on achievement of each Corporate Goal for 2022.

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Corporate Goal Growth
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Growth through value-added acquisitions
Organic growth from existing investments
Rationale:
Management will be evaluated on its ability to successfully grow the Corporation’s business on a per share basis
Objective Performance Metrics
Royalty, Stream and Working Interest Book Value Growth per Share (“Book Value Growth per Share”)
Resource Replacement per Share
How Book Value Growth per Share is Used

The book value of the Corporation’s portfolio of royalty, stream and working interests is increased through the addition of new investments to the Corporation’s portfolio and is decreased by depletion and any impairments of assets

The Book Value Growth per Share metric will be measured over a three-year period in order to maintain a focus on long-term growth and to mitigate excessive risk-taking for short-term growth
Growth is measured on a per share basis. There is also a lookback aspect as impairments will be taken into account in this metric
How Resource Replacement per Share is Used

Growth in the resource base is expected to occur from exploration conducted by operators of the assets on which the Corporation has royalty and stream interests and from new acquisitions. The resource base is also depleted as GEOs (as defined below) are delivered to the Corporation

The Resource Replacement per Share metric will be measured on a one-year and rolling three-year average royalty-equivalent precious metals ounces (based on measured and indicated royalty-equivalent ounces) in its portfolio against the prior one-year and three-year average on a per share basis

This will show whether the Corporation’s resource base is growing sufficiently on a per share basis to replace GEOs delivered over the same time period

CESGC Conclusions for 2022
The NEOs PERFORMED against this goal based on the following:
Positive growth in the Book Value Growth per Share metric that met the Committee’s expectations for the year
Positive growth in the Resource Replacement per Share metric that was slightly below the Committee’s expectations for the year
The Business Development team was particularly active sourcing and evaluating numerous opportunities and executed on over US$500 million in new investments during the year

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Corporate Goal Performance
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Share price performance against external benchmarks
Financial performance against gold equivalent ounce (“GEO” or “GEOs”) guidance
Rationale:

The Corporation has an absolute focus on the generation/preservation of shareholder value and management’s performance will be evaluated against the Corporation’s share price performance and performance against GEO guidance

Objective Performance Metric
Relative total shareholder return (“Relative Total Shareholder Return”)
How Relative Total Shareholder Return is Used

The Corporation’s Relative Total Shareholder Return (assuming reinvestment of dividends) is compared to the Performance Index (defined below) on a one and three-year basis. The CESGC has decided to use two time periods for measurement for a balanced perspective rather than taking a short-term focus

The Relative Total Shareholder Return metric will indicate how management has performed against (i) peers in the allocation of capital, (ii) generalist investment alternatives, and (iii) commodity prices

CESGC Conclusions for 2022
The NEOs OUTPERFORMED against this goal based on the following:
4.4% outperformance against the Performance Index on a one-year basis and 24% outperformance on a three-year basis
Achieved GEO guidance and record revenue, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted Net Income and Adjusted Net Income per share(1)

Note

(1)	Please refer to Schedule “B” Non-GAAP Financial Measures

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Performance Index

The performance index (the “Performance Index”) is weighted between three categories, being commodities (20%), market indices (40%) and a royalty/streaming peer group (40%) with the specific weightings of the individual components in each category being based on the breakdown of the Corporation’s revenues and/or weightings in various indices.

The components of the Performance Index and the rationale for their inclusion are as follows:

The prices of gold, silver, PGM, and WTI oil, as these are the principal commodities underlying the Corporation’s portfolio. The commodity mix is reviewed on an annual basis by the CESGC and updated and rebalanced to reflect changes to the Corporation’s portfolio;

The S&P/TSX Global Gold Index for a comparison to operating gold companies;
The S&P/TSX Composite Index as it is a broad market index and a number of institutional investors invest in Franco-Nevada based on its inclusion in the Index; and

The royalty/streaming specific peer group consisting of Wheaton Precious Metals Corp., Royal Gold, Inc. and PrairieSky Royalty Ltd. as these are the largest and/or most comparable royalty/streaming peers in the industry

The composition and performance of the Performance Index for 2022 and the period 2019-2022 and the Corporation’s total shareholder return for the same periods are set out in the following charts.

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Corporate Goal ESG
Key Evaluation Criteria and Rationale
Evaluation Criteria:
ESG due diligence
Reporting and compliance
Contributions and community outreach
Diversity and inclusion
ESG rankings
Rationale:

The management of ESG issues is critical to the Corporation’s long-term strategy and success. A focus is placed on the five key objectives noted above when evaluating performance. The objectives include subjective and measurable goals which are both backward and forward-looking

How the Evaluation Criteria are Used

ESG due diligence will evaluate (i) whether appropriate ESG due diligence was presented to the Board in connection with new investments, and (ii) whether any ESG issues that actually occur were reasonably foreseeable through due diligence

Reporting and compliance will evaluate if (i) the Board is informed on ESG initiatives, (ii) there is effective shareholder engagement, and (iii) ESG reporting initiatives are successfully implemented

Contributions and community outreach will evaluate if management is successful in executing ESG contributions in partnership with operators and in the mining industry, and their engagement in local community initiatives

Diversity and inclusion will evaluate management’s progress on diversity and inclusion at the Corporation
ESG rankings will help inform the CESGC’s evaluation of management’s performance on ESG issues
CESGC Conclusions for 2022
The NEOs PERFORMED against this goal based on the following:
Detailed ESG due diligence, including the use of third-party experts, was conducted on all potential investments and no ESG issues arose on existing assets which were reasonably foreseeable
Continued improvements in ESG disclosure with satisfactory engagement with investors
Over US$1 million committed for community programs and the NEOs were active in local community organizations
Progress made on diversity efforts at the senior management level with the recruitment of a member of a visible minority at the VP level
The Corporation was ranked the #1 gold company by Sustainalytics, “AA” by MSCI, and “Prime” by ISS ESG and was named one of the 2022 Best 50 Corporate Citizens in Canada by Corporate Knights

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Corporate Goal Manage Risk
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Comprehensive risk management through robust asset and succession risk management
Rationale:
Management will be evaluated on its enterprise risk management processes such that key risks are proactively identified and managed/mitigated
Management will be evaluated on its oversight of the asset portfolio to ensure the Corporation is receiving correct payments
How the Evaluation Criteria are Used
Subjective assessment by the CESGC of management’s effectiveness in (i) identifying and resolving asset issues, and (ii) identifying, managing and communicating key risks to the Board
CESGC Conclusions for 2022
The NEOs PERFORMED against this goal based on the following:
Implementation of quarterly enterprise risk management reviews with the Board
On-site audit visits successfully re-implemented following the lifting of COVID-19 restrictions
Implementation of enhanced cybersecurity measures

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Corporate Goal Culture
Key Evaluation Criteria and Rationale
Evaluation Criteria:
Entrepreneurial and ethical management culture
Cost containment
Rationale:
Management culture will be evaluated on its integrity, its alignment with shareholders as owners and its entrepreneurialism
Management will be evaluated in its ability to contain costs on both an absolute basis and relative to peers while growing the business
Objective Performance Measure
General and Administration Costs (“G&A”) per GEO
How G&A per GEO is Used

G&A per GEO will be measured on a one-year and rolling three-year average G&A against the prior one and three-year average on a per GEO basis. This will indicate whether management has been successful in maintaining costs and the scalability of the business

CESGC Conclusions for 2022
The NEOs OUTPERFORMED against this goal based on the following:
Improvement in G&A per GEO and Adjusted EBITDA Margin of 84.1%(1)
Innovative transaction structures were executed during the year, including a comprehensive financing solution for the G Mining Ventures Corp. transaction
The NEOs continued to instill an ethical culture throughout the organization
The NEOs exceeded their share ownership requirements and increased their share ownership over the year

Note

(1)	Please refer to Schedule “B” Non-GAAP Financial Measures.

As set out above, the CESGC determined that all the Corporate Goals for 2022 had been achieved or exceeded. The CESGC then reviewed the personal performance of each NEO as described below.

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Named Executive Officers: Personal Performance and Incentive Compensation Awards

Following the CESGC’s determination that the Corporate Goals for 2022 had been achieved, the following section provides information about each Named Executive Officer and their respective 2022 individual performance considerations that were taken into account by the CESGC in determining compensation awards. For 2022, personal performance goals were set for the Named Executive Officers in the areas of strategy, communications and investor relations, enhanced asset management, ESG and deal origination and execution.

Paul Brink

Paul Brink is President & Chief Executive Officer of Franco-Nevada. Mr. Brink is responsible for, among other things: (i) providing leadership and direction to the Franco-Nevada management team; (ii) fostering a corporate culture that promotes ethical practices and encourages individual integrity; (iii) developing and recommending to the Board a long-term strategy and vision; and (iv) having overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives. For a brief biographical description for Mr. Brink, please see “Director Information – Nominee Information” above.

President & CEO	Securities Held
Age: 55	Common	At-Risk Value of	Options
	Shares	Common Share and RSUs(1)	180,246
	232,215	Aggregate of:
		(i) C$45,771,899 (232,215 Common Shares);	At-Risk Value of
	RSUs	(ii) C$5,106,726 (25,908 Performance-based	Common Shares,
	34,724	RSUs); and (iii) C$1,737,722	RSUs and Options(2)
		(8,816 Time-based RSUs)	C$73,178,638
Individual Performance Considerations

Mr. Brink:

  Provided outstanding leadership and mentorship to the executive team

  Developed and implemented the Corporation’s strategy for the year

Led and successfully executed on the Corporation’s shareholder engagement efforts

  Continued to provide industry and community leadership

CESGC Conclusions	Target vs. Awarded Incentive Awards

Mr. Brink met or exceeded all personal objectives set for him in 2022. Combined with the determination of the CESGC that the Corporate Goals had been achieved, Mr. Brink was awarded incentive compensation at targeted levels, all as detailed in the adjacent chart and the Summary Compensation Table. For 2023, Mr. Brink’s base salary was maintained at C$900,000, being the same level as 2022.

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The adjacent graph sets out Mr. Brink’s: (i) targeted compensation for the past three years, (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized based on the market value of vested time-based and performance-based RSUs as at the date of vesting, and (iv) the amounts which may be realized in the future in respect of each relevant year (based on the market value of  unvested time-based and performance-based RSUs (based on original grant numbers) as at December 31, 2022).

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Sandip Rana

Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Chief Financial Officer	Securities Held
Age: 50	Common	At-Risk Value of	Options
	Shares	Common Share and RSUs(1)	111,781
	51,180	Aggregate of:
		(i) C$10,088,090 (51,180 Common Shares);	At-Risk Value of
	RSUs	(ii) C$2,263,414 (11,483 Performance-based	Common Shares,
	17,682	RSUs); and (iii) C$1,221,885	RSUs and Options(2)
		(6,199 Time-based RSUs)	C$26,848,193
Individual Performance Considerations

Mr. Rana:

  Implemented an updated treasury strategy to improve yield while minimizing risk

Implemented several cybersecurity enhancements, including adding to the breadth of IT expertise

Oversaw the internal audit function, including the implementation of on-site visits following the lifting of COVID-19 restrictions

CESGC Conclusions	Target vs. Awarded Incentive Awards

Mr. Rana met or exceeded all personal objectives set for him in 2022. Combined with the determination of the CESGC that the Corporate Goals had been achieved, Mr. Rana was awarded incentive compensation at targeted levels, all as detailed in the adjacent chart and the Summary Compensation Table. For 2023, Mr. Rana’s base salary was adjusted by an inflation factor of 3% to C$660,000.

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Lloyd Hong

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Chief Legal Officer &	Securities Held
Corporate Secretary	Common	At-Risk Value of	Options
Age: 50	Shares	Common Share and RSUs(1)	27,915
	14,357	Aggregate of:
		(i) C$2,829,908 (14,357 Common Shares);	At-Risk Value of
	RSUs	(ii) C$2,065,516 (10,479 Performance-based	Common Shares,
	16,130	RSUs); and (iii) C$1,113,869	RSUs and Options(2)
		(5,651 Time-based RSUs)	C$8,486,109
Individual Performance Considerations

Mr. Hong:

  Led legal negotiations and deal execution on new investments totalling over US$500 million

  Oversaw the ESG efforts of the Corporation

  Added additional depth and provided mentorship to the legal team for career progression

CESGC Conclusions	Target vs. Awarded Incentive Awards

Mr. Hong met or exceeded all personal objectives set for him in 2022. Combined with the determination of the CESGC that the Corporate Goals had been achieved, Mr. Hong was awarded incentive compensation at targeted levels, all as detailed in the adjacent chart and the Summary Compensation Table. For 2023, Mr. Hong’s base salary was adjusted by an inflation factor of 3% to C$600,000.

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Eaun Gray

Eaun Gray, Senior Vice President, Business Development, heads Franco-Nevada’s mining business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Senior Vice President,	Securities Held
Business Development	Common	At-Risk Value of	Options
Age: 40	Shares	Common Share and RSUs(1)	34,401
	7,190	Aggregate of:
		(i) C$1,417,221 (7,190 Common Shares);	At-Risk Value of
	RSUs	(ii) C$1,181,477 (5,994 Performance-based	Common Shares,
	8,047	RSUs); and (iii) C$404,667	RSUs and Options(2)
		(2,053 Time-based RSUs)	C$6,222,597
Individual Performance Considerations

Mr. Gray:

  Successfully originated and executed on investments totalling over US$500 million, providing significant growth

Successfully expanded the Business Development team, including recruiting a Diverse Person to a VP role, providing greater capacity and depth for new investments

Successfully structured innovative financing structures, including one-stop financing solutions for development-stage companies

CESGC Conclusions	Target vs. Awarded Incentive Awards

Mr. Gray met or significantly exceeded all personal objectives set for him in 2022. In light of Mr. Gray’s exceptional performance, combined with the determination of the CESGC that the Corporate Goals had been achieved, Mr. Gray was awarded an above-target (but below maximum) cash bonus and other incentive compensation at targeted levels, all as detailed in the adjacent chart and the Summary Compensation Table. For 2023, Mr. Gray’s base salary was adjusted to C$440,000 and the target for his future time-based RSUs awards was increased from 50% of base salary to 70% of base salary. Both adjustments were in recognition of his progression in his role and to provide Mr. Gray with a more competitive compensation package.

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Jason O’Connell

Jason O’Connell, Senior Vice President, Diversified, has been with Franco-Nevada since 2008. His role includes leading business development activities for diversified mining and energy opportunities and managing the Corporation’s Energy portfolio. Mr. O’Connell led the growth of the Corporation’s US Energy portfolio and, prior to that, held roles in the business development group and managed investor relations. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Senior Vice President,	Securities Held
Diversified	Common	At-Risk Value of	Options
Age: 44	Shares	Common Share and RSUs(1)	9,744
	11,075	Aggregate of:
		(i) C$2,182,993 (11,075 Common Shares);	At-Risk Value of
	RSUs	(ii) C$1,205,919 (6,118 Performance-based	Common Shares,
	8,174	RSUs); and (iii) C$405,258	RSUs and Options(2)
		(2,056 Time-based RSUs)	C$4,601,203
Individual Performance Considerations

Mr. O’Connell:

  In his role as Senior Vice President, Diversified, successfully assumed greater responsibility for investments in other commodities outside of precious metals

  Continued to successfully oversee the management of the Energy division

  Evaluated numerous investment opportunities across various commodities, expanding the Corporation’s institutional knowledge for future opportunities

CESGC Conclusions	Target vs. Awarded Incentive Awards

Mr. O’Connell met or exceeded all personal objectives set for him in 2022. Combined with the determination of the CESGC that the Corporate Goals had been achieved, Mr. O’Connell was awarded incentive compensation at targeted levels, all as detailed in the adjacent chart and the Summary Compensation Table. For 2023, Mr. O’Connell’s base salary was adjusted to C$410,000 and the target for his future time-based RSUs awards was increased from 50% of base salary to 70% of base salary. Both adjustments were in recognition of Mr. O’Connell’s greater responsibilities as Senior Vice President, Diversified and to provide Mr. O’Connell with a more competitive compensation package.

Notes

(1)	Calculated as of March 17, 2023 using the closing price of the common shares on the TSX of C$197.11 per share.
(2)	Calculated as of March 17, 2023 using the closing price of the common shares on the TSX of C$197.11 per share, less the applicable exercise price for options.

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Other

Pension, Perquisites and Personal Benefits

The Corporation has no pension plan, deferred compensation plan or other programs related to retirement funding. The Corporation provides health and insurance benefits, as well as a fitness and wellness allowance and parking or public transit reimbursement to all its employees including its Named Executive Officers. No additional benefits are provided to the Named Executive Officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation.

Termination and Change of Control Benefits

Messrs. Brink, Rana, Hong, Gray and O’Connell have termination and double-trigger change of control provisions in their respective employment agreements. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CESGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

Anticipated Changes to Compensation Policies and Practices

New Performance Weightings for Corporate Goals

During 2022, the CESGC determined to implement a more structured approach to the award of incentive compensation awards. Over the past several years, the CESGC adopted objective performance metrics within certain Corporate Goals (as described in this Circular) and starting with the 2023 compensation year, the CESGC has adopted the following specific weightings for each Corporate Goal. As well, the CESGC has determined to equally weight the Corporate Goals (50% weighting) and personal performance (50% weighting) when evaluating each NEO and determining the awards of incentive-compensation:

CORPORATE GOAL		WEIGHTING
✓	Growth	45%
✓	Performance	25%
✓	ESG	10%
✓	Manage Risk	10%
✓	Culture	10%
	Total	100%

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NEO performance will continue to be evaluated against each Corporate Goal and the CESGC will determine whether each goal has exceeded target, achieved target or underperformed. An overall determination of whether performance has exceeded target, achieved target or underperformed will then be made based on the respective weightings. Each NEO’s personal performance against the specific goals set for the NEO will then be incorporated into the actual Corporate Goals score to determine the incentive compensation awards to be awarded to such NEO.

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Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2022 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index assuming a C$100 investment was made on December 31, 2017 and that all dividends had been reinvested.

Over the five-year period ended December 31, 2022, an investment in the Corporation has resulted in a compound annual return on the investment of 14.1% (assuming reinvestment of dividends), significantly outperforming the market as set out in the graph above. Over the same five-year period, the trend of executive compensation has been relatively stable. Total Named Executive Officer compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Corporation’s management information circular for each relevant year.

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Summary Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2022, 2021 and 2020 in respect of the Named Executive Officers. The table is presented in C$ as the Corporation pays its Named Executive Officers in Canadian dollars.

Summary Compensation Table

(in C$)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards	incentive plan		compensation(4)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(3)	plans

Paul Brink	2022	$900,000	$2,700,000	Nil	$900,000	Nil	$921,449	$5,421,449
President &	2021	$715,000	$2,145,000	Nil	$1,072,500	Nil	$829,742	$4,762,242
Chief Executive Officer	2020	$673,790	$2,100,000	Nil	$700,000	Nil	$14,893	$3,488,683

Sandip Rana	2022	$639,600	$1,279,200	Nil	$319,800	Nil	$447,457	$2,686,057
Chief Financial Officer	2021	$615,000	$1,230,000	Nil	$507,500	Nil	$514,983	$2,867,483
	2020	$600,000	$1,200,000	Nil	$300,000	Nil	$15,043	$2,115,043

Lloyd Hong	2022	$582,400	$1,164,800	Nil	$291,200	Nil	$415,885	$2,454,285
Chief Legal Officer &	2021	$560,000	$1,120,000	Nil	$480,000	Nil	$468,240	$2,628,240
Corporate Secretary	2020	$550,000	$1,100,000	Nil	$275,000	Nil	$14,144	$1,939,144

Eaun Gray(5)	2022	$410,000	$615,000	Nil	$405,000	Nil	$217,607	$1,647,607
Senior Vice President,	2021	$355,000	$532,500	Nil	$477,500	Nil	$222,272	$1,587,272
Business Development	2020	$305,000	$457,500	Nil	$242,500	Nil	$15,499	$1,020,499

Jason O’Connell(5)	2022	$400,000	$600,000	Nil	$200,000	Nil	$235,662	$1,435,662
Senior Vice President,	2021	$355,000	$532,500	Nil	$277,500	Nil	$235,509	$1,400,509
Diversified	2020	$335,000	$502,500	Nil	$167,500	Nil	$12,285	$1,017,285

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars.
(2)	Represents time-based and performance-based RSUs. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date. Performance-based RSUs vest on the third anniversary of the grant date (i.e. December 11, 2023, December 11, 2024 and December 11, 2025) upon satisfaction of certain performance criteria as described in “How Incentive Compensation Awards are Determined”. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the grant date (the “Grant Date Price”) and assuming pay-out of performance-based RSUs at target. The performance-based RSUs are subject to the performance-based RSU multiplier (please refer to page 77 of this Circular). The relevant grant dates and Grant Date Prices in Canadian dollars are as follows:

Grant date	Grant Date Price

December 11, 2022	C$194.65

December 11, 2021	C$168.43

December 11, 2020	C$171.33

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(3)	Represents cash bonuses.
(4)	Includes all perquisites, including health and insurance benefits in all cases, up to C$2,500 per year for fitness and/or other wellness expenses and parking/public transportation costs as follows: Mr. Brink ($17,192), Mr. Rana ($13,305), Mr. Hong ($17,880), Mr. Gray ($18,701) and Mr. O’Connell ($18,586). Also includes additional fully-vested performance-based RSUs awarded to Messrs. Brink, Rana, Hong, Gray and O’Connell in 2021 and 2022 pursuant to the performance-based RSU multiplier in respect of their performance-based RSUs granted in 2018 and 2019 (please refer to page 77 of this Circular). The values of the additional performance-based RSUs were calculated using the closing price of C$193.30 on the TSX on December 12, 2022 (as December 11, 2022 fell on a Sunday) and C$170.04 on the TSX on December 13, 2021 (as December 11, 2021 fell on a Saturday). The performance-based RSU multiplier was adopted in 2020 with effect on all outstanding performance-based RSU grants. While the performance-based RSU multiplier represents value realized rather than awarded, the multiplier was not a disclosed feature for the 2018 and 2019 grants in the management information circulars for the respective years. As such, the Corporation is reporting the application of the multiplier in “All Other Compensation” above and the “Value Vested or Earned During the Year” table for 2021 and 2022. Thereafter, the application of the performance-based RSU multiplier will be reported in the “Value Vested or Earned During the Year” table.
(5)	Messrs. Gray and O’Connell held the offices of Vice President, Business Development and Vice President, Energy, respectively, during 2017-2020 and were promoted to the offices of Senior Vice President, Business Development and Senior Vice President, Energy, respectively, effective January 1, 2021. Mr. O’Connell’s title was changed to Senior Vice President, Diversified effective January 1, 2022.

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Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CESGC which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive incentive compensation as described above (see “Elements of Compensation”). Each such executive officer is also eligible to participate in the 2018 Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Brink has additionally agreed to hold for one year following his departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

The Named Executive Officers have each agreed to a clawback of their incentive compensation if (i) the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers or (ii) they are found to have engaged in intentional, egregious misconduct whether or not the Corporation’s financial statements are required to be restated. In each case they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12-month period following the issuance/filing of the financial statements required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer to satisfy the minimum equity investment requirement. During 2023, the minimum holding requirements for executives was increased to further align executives with shareholders. The CEO’s minimum holding requirement was increased from 3 times base salary to 5 times base salary and other executives’ minimum holding requirements were increased from 2 times base salary to 3 times base salary.

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Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each executive officer as at March 17, 2023 (including ownership requirements for 2023 and onwards).

Equity Investment Summary

Name	Ownership	Equity Ownership		Equity Ownership		Net Changes in		Value of		Additional
	Requirement(1)(2)	as at March 17, 2023		as at March 21, 2022		Equity Ownership		Equity Investment at		Required
	(in C$)							March 17, 2023(2)(3)		Investment

		Common	RSUs(2)	Common	RSUs(2)	Common	RSUs	Common	RSUs
		Shares		Shares		Shares		Shares

Paul Brink	5 times base salary/	232,215	34,724	219,320	30,074	12,895	4,650	$45,771,899	$6,844,448	Nil
	$4,500,000

Sandip Rana	3 times base salary/	51,180	17,682	47,215	16,349	3,965	1,333	$10,088,090	$3,485,299	Nil
	$1,980,000

Lloyd Hong	3 times base salary/	14,357	16,130	12,757	14,942	1,600	1,188	$2,829,908	$3,179,384	Nil
	$1,800,000

Eaun Gray	3 times base salary/	7,190	8,047	5,674	6,952	1,516	1,095	$1,417,221	$1,586,144	Nil
	$1,320,000

Jason O'Connell	3 times base salary/	11,075	8,174	9,522	7,316	1,553	858	$2,182,993	$1,611,177	Nil
	$1,230,000

Notes

(1)	2023 base salaries have been set as follows: C$900,000 for Mr. Brink; C$660,000 for Mr. Rana; C$600,000 for Mr. Hong; C$440,000 for Mr. Gray and C$410,000 for Mr. O’Connell.
(2)	Consists of time-based RSUs and performance-based RSUs based on original grant numbers.
(3)	The closing price of the common shares on the TSX on March 17, 2023 was C$197.11 per share.

Other Information

There were no repricings during the financial year ended December 31, 2022. During the financial year ended December 31, 2022, no changes were made to the 2018 Share Compensation Plan. Please refer to pages 84 to 89 of this Circular for a summary of the 2018 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table on page 71 are for RSUs awarded pursuant to the 2018 Share Compensation Plan. In 2020, the CESGC eliminated the grant of stock options to Named Executive Officers as part of the annual compensation program and increased the target grants for performance-based RSUs such that more than 50% of share-based compensation was subject to performance-

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based vesting criteria. During 2020, an aggregate of 31,284 RSUs were awarded to the Named Executive Officers, being 19,289 performance-based RSUs which will vest on December 11, 2023 upon satisfaction of certain performance criteria and 11,995 time-based RSUs which vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2021). During 2021, an aggregate of 45,931 RSUs were awarded to the Named Executive Officers, as follows: (i) 20,380 performance-based RSUs which will vest on December 11, 2024 upon the satisfaction of certain performance criteria, (ii) 12,631 time-based RSUs which vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2022), and (iii) 12,920 performance-based RSUs, which vested immediately, based on the application of the performance-based RSU multiplier to the performance-based RSUs granted in 2018. During 2022, an aggregate of 43,802 RSUs were awarded to the Named Executive Officers, as follows: (i) 20,313 performance-based RSUs which will vest on December 11, 2025 upon the satisfaction of certain performance criteria, (ii) 12,354 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2023), and (iii) 11,135 performance-based RSUs, which vested immediately, based on the application of the performance-based RSU multiplier to the performance-based RSUs granted in 2019.

There were no awards of stock options to Named Executive Officers in 2020, 2021 and 2022 as the practice of granting stock options to management as part of the annual compensation program was discontinued starting in 2020. Stock options are granted from time to time in connection with new hires or internal promotions. During 2022, a total of 67,604 options were granted by the Corporation in connection with internal promotions and one-time grants to junior staff and the total option grant rate in 2022 as a percentage of the number of common shares outstanding as at December 31, 2022 was approximately 0.04%. The total cost of Named Executive Officer compensation in 2022 as a percentage of Adjusted EBITDA(1) was approximately 0.9%.

Note

(1)    Please refer to Schedule “B” Non-GAAP Financial Measures.

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Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout
	underlying	price	date	in-the-money	units that	of share-	value of
	unexercised	(in C$)		options(2)	have not	based	vested
	options(1)			(in C$)	vested(3)	awards that	share-
						have not	based
						vested(4)	awards
						(in C$)	not paid
							out or
							distributed

Paul Brink	17,307	$40.87	Dec. 11, 2023	$2,487,016	1,362	$251,384	Nil
	13,076	$59.52	Dec. 11, 2024	$1,635,154	8,171	$1,508,121
	14,251	$65.76	Dec. 11, 2025	$1,693,161	2,830	$522,333
	45,914	$75.45	Dec. 11, 2026	$5,010,136	8,490	$1,566,999
	9,901	$100.10	Dec. 11, 2027	$836,337	4,624	$853,452
	39,777	$88.76	Aug. 20, 2028	$3,811,034	9,247	$1,706,719
	17,786	$94.57	Dec. 11, 2028	$1,600,740
	22,234	$129.32	Dec. 11, 2029	$1,228,429

Sandip Rana	10,749	$40.87	Dec. 11, 2023	$1,544,631	1,051	$193,983	Nil
	11,675	$59.52	Dec. 11, 2024	$1,459,959	3,852	$710,964
	12,826	$65.76	Dec. 11, 2025	$1,523,857	2,191	$404,393
	45,914	$75.45	Dec. 11, 2026	$5,010,136	4,017	$741,418
	9,076	$100.10	Dec. 11, 2027	$766,650	2,957	$545,773
	10,869	$94.57	Dec. 11, 2028	$978,210	3,614	$667,036
	10,672	$129.32	Dec. 11, 2029	$589,628

Lloyd Hong	8,251	$100.10	Dec. 11, 2027	$696,962	963	$177,741	Nil
	9,881	$94.57	Dec. 11, 2028	$889,290	3,531	$651,717
	9,783	$129.32	Dec. 11, 2029	$540,511	1,995	$368,217
					3,657	$674,972
					2,693	$497,047
					3,291	$607,420

Eaun Gray	25,000	$100.10	Dec. 11, 2027	$2,111,750	297	$54,817	Nil
	4,509	$94.57	Dec. 11, 2028	$405,810	1,780	$328,535
	4,892	$129.32	Dec. 11, 2029	$270,283	703	$129,753
					2,108	$389,074
					1,053	$194,352
					2,106	$388,704

Jason O’Connell	1,210	$100.10	Dec. 11, 2027	$102,209	326	$60,170	Nil
	3,198	$94.57	Dec. 11, 2028	$287,820	1,955	$360,834
	5,336	$129.32	Dec. 11, 2029	$294,814	703	$129,753
					2,108	$389,074
					1,027	$189,553
					2,055	$379,291

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Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share, less the exercise price of the options.
(3)	Represents time-based and performance-based RSUs. RSUs (ordered as time-based RSUs followed by performance-based RSUs) are listed in chronological order by grant date of December 11, 2020, December 11, 2021 and December 11, 2022, respectively. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date and the figures listed represent the one-third (December 11, 2020 original grant), two-thirds (December 11, 2021 grant) and full grant (December 11, 2022 grant), respectively, of the original grant of RSUs that remain unvested. Performance-based RSUs vest on the third anniversary of the award date (i.e. December 11, 2023, December 11, 2024 and December 11, 2025) and are subject to the performance-based RSU multiplier as described in “Performance-Based RSU Multiplier”.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share.

Performance-Based RSU Multiplier

Performance-based RSUs have been a component of compensation since 2009. Originally, a number of factors were taken into account in determining whether performance-based RSUs would vest, including a subjective assessment and the Corporation’s shareholder return compared to a version of the Performance Index. The CESGC refined its approach to the vesting of performance-based RSUs, with first effect in the 2021 compensation year, to further align management’s compensation with relative long-term (three-year) share price performance. A multiplier approach was adopted whereby the actual number of performance-based RSUs that vest after a three-year period are potentially adjusted downwards or upwards based on relative performance compared to the Performance Index. The CESGC determined that, absent extraordinary circumstances, vesting of the performance-based RSUs would be adjusted downwards or upwards within a range of 25% underperformance and 25% outperformance against the Performance Index (over a three-year vesting period) with straight-line interpolation between the range. Please see “Performance Index” on page 58. In the event of greater than 25% underperformance, zero performance-based RSUs would vest and, in the event of greater than 25% outperformance, the maximum number of performance-based RSUs to vest would be capped at 2 times the original grant or 1.5 times the original grant as described below.

The CESGC conducted back-testing of this methodology and determined that the 25% outperformance hurdle for the maximum adjustment was an appropriate stretch target for management. For performance-based RSUs which were granted in 2018 and 2019, it was determined that the maximum adjustment would be 2 times the original grant and for grants made in subsequent years the maximum adjustment would be 1.5 times the original grant to take into account the increase to the targeted award of performance-based RSUs as a percentage of base salary commencing in 2020 (replacing option awards). Any upward adjustments to the performance-based RSUs may be settled in cash or through the grant of additional vested RSUs which will be deducted from the share reserve of the 2018 Share Compensation Plan. For the three-year period from December 11, 2019 to December 11, 2022 (corresponding to the three-year period from grant date), Franco-Nevada’s Relative Total Shareholder Return was 46.4% compared to Performance Index performance of 22.2%. This outperformance of 24.2% resulted in a 1.968 times multiplier being applicable to the performance-based RSUs that vested in 2022.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards	Share-based awards	Non-equity incentive
	Value vested during	Value vested during	plan compensation
	the year(1)	the year(2)	Value earned during
	(in C$)	(in C$)	the year
			(in C$)

Paul Brink	$474,156	$2,686,677	$900,000

Sandip Rana	$227,577	$1,446,657	$319,800

Lloyd Hong	$208,639	$1,325,072	$291,200

Eaun Gray	$104,351	$597,877	$405,000

Jason O’Connell	$113,820	$646,975	$200,000

Notes

(1)	Represents 33 1/3% of options granted on December 11, 2019 for all Named Executive Officers. The value vested during the year of option-based grants was calculated using the closing price of C$193.30 on the TSX on the vesting date, which was December 12, 2022 (as December 11, 2022 fell on a Sunday), less the exercise price of the options.
(2)	Represents: (i) performance-based RSUs which vested on December 12, 2022 (as December 11, 2022 fell on a Sunday) which were granted on December 11, 2019 and adjusted upward pursuant to the performance-based RSU multiplier and (ii) the portion of time-based RSUs which vested in 2022 in respect of time-based RSUs that were granted in 2019, 2020 and 2021, respectively (in each case, being 33 1/3% of the common shares subject to the original RSU grant) as set out below:

Name	Number of	Number of	Number of	Number of
	performance-	time-based RSUs	time-based RSUs	time-based RSUs
	based RSUs	granted in 2019	granted in 2020	granted in 2021
	which vested in	which vested in	which vested in	which vested in
	2022	2022	2022	2022

Paul Brink	9,511	1,611	1,362	1,415

Sandip Rana	4,566	773	1,050	1,095

Lloyd Hong	4,186	709	963	997

Eaun Gray	2,092	354	296	351

Jason O’Connell	2,283	387	326	351

The value vested was calculated using the closing price of C$193.30 on the TSX on the vesting date of December 12, 2022 (as December 11, 2022 fell on a Sunday).

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Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate	Unexercised			Value of
	Acquired on	Value	Options at			Unexercised
	Exercise	Realized(1)	Financial Year-End			In-the-Money
		(in C$)	Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
						Exercisable/
						Unexercisable
						(in C$)

Paul Brink	12,373	$1,708,477	180,246	/	Nil	$18,302,007	/	Nil

Sandip Rana	5,000	$794,130	111,781	/	Nil	$11,873,071	/	Nil

Lloyd Hong	Nil	Nil	27,915	/	Nil	$2,126,763	/	Nil

Eaun Gray	Nil	Nil	34,401	/	Nil	$2,787,843	/	Nil

Jason O'Connell	Nil	Nil	9,744	/	Nil	$684,843	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share, less the exercise price of the options.

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Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information – 2018 Share Compensation Plan Summary”.

For 2023, incentive compensation is expected to consist of an award of a cash bonus, time-based RSUs and performance-based RSUs which, in the aggregate, will be targeted at 400% of base salary for the President & Chief Executive Officer, 250% of base salary for the Chief Financial Officer and Chief Legal Officer and 220% for the Senior Vice President, Business Development and Senior Vice President, Diversified. For illustrative purposes, if all pre-set corporate and personal objectives for 2023 are met, in 2023 cash bonuses, time-based RSUs and performance-based RSUs are targeted to be awarded as follows:

Illustrative Incentive Compensation
(in C$)

Name	Base	Target	Target	Target
	Salary	2023	2023	2023
		Cash	Time-based	Performance-based
		Bonus	RSUs	RSUs

Paul Brink	$900,000	$900,000	$900,000	$1,800,000

Sandip Rana	$660,000	$330,000	$594,000	$726,000

Lloyd Hong	$600,000	$300,000	$540,000	$660,000

Eaun Gray	$440,000	$220,000	$308,000	$440,000

Jason O'Connell	$410,000	$205,000	$287,000	$410,000

Termination and Change of Control Benefits

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities.

Termination Benefits

If any of Messrs. Brink, Rana, Hong, Gray and O’Connell is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump-sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24-month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

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Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

Changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

A change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

Failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;
The Corporation requiring the executive officer to relocate; and
Failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” (as defined above) within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump-sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control” and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion.

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For illustrative purposes, in accordance with Form 51-102F6, the following table sets out in Canadian dollars the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2022,
b.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2022 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2022, the specified period for benefits and the actual benefits received for 2022, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control)), and
c.	if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2022 following a “change of control” (based on the value of options and RSUs vested as of such date assuming accelerated vesting of all options and RSUs as a result of the change of control).

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Name	Involuntary		Change of control		Change of control
	termination		and involuntary		without involuntary
	without cause or		termination without		termination but assuming
	resignation for		cause or resignation		accelerated vesting of
	"good reason"		for “good reason”		stock options and RSUs
	(a)		(b)		(c)
	(in C$)		(in C$)		(in C$)

Paul Brink
Severance	$1,800,000	(1)	$9,000,000	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$6,409,009	(5)(7)	$6,409,009	(5)(7)
Benefits	$34,384	(2)	$34,384	(3)(6)	Nil

Sandip Rana
Severance	$1,279,200	(1)	$3,357,900	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$3,263,567	(5)(7)	$3,263,567	(5)(7)
Benefits	$26,610	(2)	$19,958	(3)(6)	Nil

Lloyd Hong
Severance	$1,164,800	(1)	$3,057,600	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$2,977,114	(5)(7)	$2,977,114	(5)(7)
Benefits	$35,760	(2)	$26,820	(3)(6)	Nil

Eaun Gray
Severance	$820,000	(1)	$2,145,000	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$1,485,235	(5)(7)	$1,485,235	(5)(7)
Benefits	$37,402	(2)	$28,052	(3)(6)	Nil

Jason O'Connell
Severance	$800,000	(1)	$1,800,000	(3)	Nil
Option-based awards value vested	Nil		Nil	(4)(7)	Nil	(4)(7)
Share-based awards value vested	Nil		$1,508,675	(5)(7)	$1,508,675	(5)(7)
Benefits	$37,172	(2)	$27,879	(3)(6)	Nil

Notes

(1)	Equal to 24 months’ base salary for each NEO as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)	The multiple and corresponding compensation period used for calculating the applicable lump-sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Brink and (ii) 1.5 times or 18 months for Messrs. Rana, Hong, Gray and O’Connell.
(4)	The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share, less the exercise price of the options.
(5)	The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based at target)) as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan was calculated using the closing price of the common shares on the TSX on December 30, 2022, which was C$184.57 per share.
(6)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.
(7)	Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the NEOs will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion. Assumes performance-based RSUs vest at target.

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued	exercise price of	remaining available for
	upon exercise of	outstanding options,	future issuance under
	outstanding options,	warrants and rights	equity compensation plans
	warrants and rights	(b)	(excluding securities
	(a)	(in C$)	reflected in column (a))
			(c)

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – RSUs	102,104	N/A	N/A

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – Options	724,653	$107.34	N/A

Total	826,757	N/A	4,342,142(1)

Note

(1)	The weighted average term in respect of outstanding options is 5.44 years.

2018 Share Compensation Plan

Background:  The 2018 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 9, 2018. The 2018 Share Compensation Plan amended and restated the Corporation’s 2010 Share Compensation Plan approved by shareholders in May 2010.

Plan Maximum and Common Shares Reserved for Issuance Under the 2018 Share Compensation Plan:  The 2018 Share Compensation Plan has a fixed maximum of 9,700,876 common shares, representing approximately 5.1% of the issued and outstanding common shares as of December 31, 2022.

Common Shares Available for Issuance Under the 2018 Share Compensation Plan:  An aggregate of 4,342,142 common shares remain available for issuance pursuant to future grants and an aggregate of 826,757 common shares remain available for issuance for outstanding awards granted under the 2018 Share Compensation Plan (being approximately 2.26% and 0.43%, respectively, of the issued and outstanding

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common shares as of December 31, 2022). Of the 826,757 common shares issuable for outstanding awards, 724,653 common shares are issuable upon exercise of options and 102,104 are issuable upon vesting of RSUs (being approximately 0.38% and 0.05%, respectively, of the issued and outstanding common shares as of December 31, 2022).

Annual Burn Rates: The Corporation’s annual burn rate under the 2018 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

Burn Rates under the 2018 Share Compensation Plan

	2020	2021	2022

Total number of annual awards granted under the 2018 Share Compensation Plan(1)	98,659	136,341	120,733

Weighted average number of common shares outstanding(2)	190,287,170	191,078,878	191,524,464

Burn rate	0.05%	0.07%	0.06%

Notes

(1)	Includes options, performance-based RSUs and time-based RSUs.
(2)	Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

Amendments to the 2018 Share Compensation Plan:  During the year ended December 31, 2022, no amendments were made to the 2018 Share Compensation Plan.

2018 Share Compensation Plan Summary

The ensuing description is a summary of the 2018 Share Compensation Plan.

Purpose: The stated purpose of the 2018 Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the 2018 Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the 2018 Share Compensation Plan in respect of RSUs. Under the 2018 Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

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Administration:  The 2018 Share Compensation Plan is administered by the CESGC, which determines, from time to time, the eligibility of persons to participate in the 2018 Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options:  Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the 2018 Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the 2018 Share Compensation Plan to non-employee directors pursuant to options under the 2018 Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding. Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)	Mechanics for RSUs: RSUs awarded to participants under the 2018 Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the 2018 Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the 2018 Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the 2018 Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.
(b)	Vesting: The 2018 Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CESGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting

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criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CESGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CESGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)	Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the 2018 Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the 2018 Share Compensation Plan’s reserve. Specifically, the 2018 Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.
(b)	Vesting: The 2018 Share Compensation Plan provides that at the time of the grant of options, the CESGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CESGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.
(c)	Exercise Price: The CESGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment:  A person participating in the 2018 Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CESGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be

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forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods:  Under the 2018 Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control:  The 2018 Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CESGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options for consideration in the form of cash and/or securities.

Transferability:  RSUs awarded and options granted under the 2018 Share Compensation Plan are non-transferable other than in accordance with the 2018 Share Compensation Plan.

Amendment Provisions in the 2018 Share Compensation Plan:  The Board may amend the 2018 Share Compensation Plan or any RSU or option at any time without the consent of any participants under the 2018 Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the 2018 Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)	amendments of a “housekeeping nature”, including any amendment to the 2018 Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the 2018 Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)	a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or

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death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);
(v)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the 2018 Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;
(vi)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump-sum cash payments to participants under the 2018 Share Compensation Plan;
(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2018 Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and
(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the 2018 Share Compensation Plan would:

(a)	increase the fixed maximum number of common shares issuable under the 2018 Share Compensation Plan, other than by virtue of the adjustment provisions in the 2018 Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;
(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or
(g)	amend the amendment provisions in the 2018 Share Compensation Plan.

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Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$5 million and the total annual premium for the policy for 2023 is US$0.8 million, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The CBCA, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 18, 2023 to be considered for inclusion in the management information circular and the form of proxy for the 2024 annual meeting of shareholders, which is expected to be held on or about May 1, 2024.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2022.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2022 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

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DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 17, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.	COMPOSITION

The Board of Directors shall be composed of between 6 and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.

3.	RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)	adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;
(d)	the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;
(e)	ensuring, with the assistance of the Compensation and ESG Committee of the Board (the “Compensation and ESG Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and ESG Committee;

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(f)	assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and ESG Committee;
(g)	ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;
(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)	developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and ESG Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;
(j)	ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and
(k)	establishing measures for receiving feedback from stakeholders.
4.	EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.
(b)	Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.
(c)	Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.
(d)	Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest

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possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.
(e)	Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and ESG Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.
(f)	Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.
(g)	Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.
(h)	Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

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5.	MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.	MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.	INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.	EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.	ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and ESG Committee shall, in a manner it determines to be appropriate:

(a)	conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and
(b)	review and assess the adequacy of this mandate on an annual basis.

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SCHEDULE “B”

NON-GAAP FINANCIAL MEASURES

Cash Costs and Cash Costs per GEO

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO Sold

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2022	2021	2022	2021

Total costs of sales	$119.3	$126.6	$463.1	$477.9
Depletion and depreciation	(73.5)	(78.2)	(286.2)	(299.6)

Cash Costs	$45.8	$48.4	$176.9	$178.3

GEOs	183,886	182,543	729,960	728,237

Cash Costs per GEO sold	$249	$265	$242	$245

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;

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●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2022	2021	2022	2021

Net income	$165.0	$220.9	$700.6	$733.7
Income tax expense	30.0	44.7	133.1	124.1
Finance expenses	0.7	0.9	3.2	3.6
Finance income	(6.7)	(0.7)	(12.6)	(3.7)
Depletion and depreciation	73.5	78.2	286.2	299.6
Impairment reversals	Nil	(75.5)	Nil	(68.0)
Foreign exchange (gain) loss and other (income) expenses	(0.1)	1.3	(3.6)	3.0

Adjusted EBITDA	$262.4	$269.8	$1,106.9	$1,092.3
Basic weighted average shares outstanding	191.7	191.2	191.5	191.1

Basic earnings per share	$0.86	$1.16	$3.66	$3.84
Income tax expense	0.16	0.22	0.70	0.65
Finance expenses	Nil	Nil	0.02	0.02
Finance income	(0.03)	Nil	(0.07)	(0.02)
Depletion and depreciation	0.38	0.41	1.49	1.57
Impairment reversals	Nil	(0.39)	Nil	(0.36)
Foreign exchange (gain) loss and other (income) expenses	Nil	0.01	(0.02)	0.02

Adjusted EBITDA per share	$1.37	$1.41	$5.78	$5.72

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Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Adjusted EBITDA Margin to evaluate the Corporation’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2022	2021	2022	2021

Adjusted EBITDA	$262.4	$269.8	$1,106.9	$1,092.3
Revenue	320.4	327.7	1,315.7	1,300.0

Adjusted EBITDA Margin	81.9%	82.3%	84.1%	84.0%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for

98

items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income

	For the three		For the year
	months ended		ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2022	2021	2022	2021

Net income	$165.0	$220.9	$700.6	$733.7
Impairment reversals	Nil	(75.5)	Nil	(68.0)
Foreign exchange (gain) loss and other (income) expenses	(0.1)	1.3	(3.6)	3.0
Finance income related to repayment of Noront loan	Nil	Nil	(2.2)	Nil
Tax effect of adjustments	Nil	19.3	2.8	17.8
Other tax related adjustments
Recognition of previously unrecognized deferred tax assets	Nil	(2.3)	Nil	(12.9)

Adjusted Net Income	$164.9	$163.7	$697.6	$673.6
Basic weighted average shares outstanding	191.7	191.2	191.5	191.1

Basic earnings per share	$0.86	$1.16	$3.66	$3.84
Impairment reversals	Nil	(0.40)	Nil	(0.36)
Foreign exchange (gain) loss and other (income) expenses	Nil	0.01	(0.02)	0.02
Finance income related to repayment of Noront loan	Nil	Nil	(0.01)	Nil
Tax effect of adjustments	Nil	0.10	0.01	0.09
Other tax related adjustments
Recognition of previously unrecognized deferred tax assets	Nil	(0.01)	Nil	(0.07)

Adjusted Net Income per share	$0.86	$0.86	$3.64	$3.52

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